UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20 – F

_X__

Registration Statement pursuant to Section 12(b) or 12)(g) of the Securities Exchange Act of 1934

Or

____

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended ____________________ _______________________

Or

____

Transaction Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from  __________________ to ____________________

Commission file number  __________

ACCELRATE POWER SYSTEMS INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#1370, 1140 West Pender Street

Vancouver, British Columbia, V6E 4G1

(Address of principal executive offices)

Securities to be registered pursuant to section 12 (b) of the Act:  None

Securities to be registered pursuant to section 12(g) of the Act:  Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class

Outstanding at December 31, 2003

Common Shares, no par value

17,367,052

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES

NO       X

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17     X

Item 18 ________

TABLE OF CONTENTS

Part

Item

Page

Forward-Looking Statements

4

I

1

Identity of Directors, Senior Management and Advisors

  5

Directors and Senior Management

5

Bankers

5

Auditors

5

2

Offer Statistics and Expected Timetable

  5

3

Key Information

  6

Selected Financial Data

6

Exchange Rate Data

7

Capitalization and Indebtedness

8

Reason for the Offer and Use of Proceeds

8

Risk Factors

8

4

Information on the Company

16

History and Development

16

Past Business Activities

17

Current Business Overview

19

Property Plans and Equipment

28

5

Operating and Financial Review and Prospects

28

Operating Results

28

Liquidity and Capital Resources

30

6

Directors, Senior Management and Employees

34

Directors and Senior Management

34

Executive Compensation

35

Board Practices

36

Employees

37

Share Ownership

37

Options and Other Rights to Purchase Securities

38

7

Major Shareholders and Related Party Transactions

39

Major Shareholders

40

Related Party Transactions

40

8

Financial Information

41

Consolidated Statements and Other Financial Information

41

Significant Changes

42

9

The Offer and Listing

42

Listing Details

42

Markets

43

10

Additional Information

44

Share Capital

44

Memorandum and Articles of Association

44

Material Contracts

45

Exchange Controls

46

Taxation

47

Dividends and Paying Agents

53

Statement By Experts

53

Documents on Display

53

11

Quantitative and Qualitative Disclosure about Market Risk

54

12

Description of Securities Other than Equity Securities

54

II

13

Default, Dividend Arrearages and Delinquencies

54

14

Material Modifications to the Rights of Security Holders and

Use of Proceeds

54

15

Controls and Procedures

54

16

[Reserved]

54

III

17

Financial Statements

55

18

Financial Statements

55

19

Exhibits

56

Signatures

58

Financial Statements

F1

FORWARD-LOOKING INFORMATION

This registration statement contains forward-looking statements and information relating to AccelRate Power Systems Inc. (“AccelRate”) that are based on beliefs of our management as well as assumptions made by and information currently available to us.  When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” and “project” and similar expressions, as they relate to AccelRate or our management, are intended to identify forward-looking statements.  Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, changes in business strategy and various other factors, both referenced and not referenced in this registration statement.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.

Currency and Exchange Rates

The financial information presented in this registration is expressed in Canadian dollars ("Cdn $") and the financial data in this registration is presented in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as disclosed herein.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Directors and Senior Management

The following is a list of our directors and senior management:

Name	Position
Caspar Koch	Director Chairman of the Board
Reimar Koch	Director President and Chief Executive Officer
Murray Macham	Director
Rudy Booiman	Director
Senator Edward Lawson	Director
Ian M. Adam	Director
Vladimir Petrovic	Director of Technical Research

(1)

The directors and senior management as listed above may be reached by contacting our corporate headquarters at 1140 West Pender Street, Suite 1370, Vancouver, British Columbia, V6E 4G1.

(2)

See "Item 6 Directors, Senior Management and Employees - Directors and Senior Management" for a description of the directors’ and senior management experience and other business activities.

Bankers

Our bankers are the Royal Bank of Canada, 1025 West Georgia Street, Vancouver, British Columbia, V6E 3N9.

Auditors

Our auditors are Ellis Foster, Chartered Accountants, 1650 West 1st Avenue, Vancouver, British Columbia, V6J 1G1.  Ellis Foster is a member of the Canadian Institute of Chartered Accountants ("CICA").

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements as of and for the years ended December 31, 2003, December 31, 2002 and December 31, 2001, together with the notes thereto, which appear elsewhere in annual report.  Our consolidated financial statements as of and for the years ended December 31, 2003, December 31, 2002 and December 31, 2001 have been audited by Ellis Foster, Chartered Accountants.

The selected financial data set forth in the following tables is expressed in Canadian dollars.

	Six months ended June 30		Year ended December 31
	2004	2003	2003	2002	2001	2000	1999
	$	$	$	$	$	$	$
Total Revenues	6,300	Nil	1,697	2,033	19,053	116,066	2,940
Income (Loss) from Operations	(511,906)	(189,081)	(549,167)	(649,493)	(938,605)	(435,675)	(416,433)
Net Income (loss)	(511,906)	(189,081)	(549,167)	(693,690)	(938,605)	(276,426)	(561,808)
Loss per share from Continuing Operations	0.03	0.01	0.03	0.05	0.07	0.02	0.06
Total Assets	1,530,233	242,950	393,462	244,093	636,882	891,766	285,216
Total Liabilities	313,298	362,422	377,087	344,184	134,951	112,330	228,554
Shareholders’ Equity (Deficiency)	1,224,723	242,950	16,375	(100,091)	501,931	779,436	56,662
Cash Dividend Declared per Share	-	-	-	-	-	-	-
Deficit	6,871,627	5,940,451	6,300,538	5,751,371	5,057,681	4,119,076	3,842,650
Capital Stock	7,849,401	5,811,812	6,266,162	5,597,112	5,559,612	4,898,512	3,899,312

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 19,639,272 for the six months ended June 30, 2004; 15,048,491 for the six months ended June 30, 2003; 15,771,275 for the year ended December 31, 2003; 14,710,703 for the year ended December 31, 2002; 14,137,121 for the year ended December 31, 2001; 13,324,447 for the year ended December 31, 2000; and 9,959,322 for the year ended December 31, 1999.

The above financial information is presented in accordance with Canadian GAAP, which are different in some respects from US GAAP.  The effect of these differences on our financial performance is summarized in the following table.

	Dec. 31 2003	Dec. 31 2002	Dec. 31 2001	Dec. 31 2000	Dec. 31 1999
Balance Sheet Data
Total Assets	393,462	244,093	636,882	891,766	285,216
Total Liabilities	337,087	348,975	134,951	112,330	228,554
Shareholders’ Equity (Deficiency)	16,375	(104,882)	501,931	779,436	56,662
Operations
Interest and Other Income	1,697	2,033	19,053	116,065	2,940

Loss for the Year	740,629	874,745	1,657,932	2,151,961	622,334
Loss per Share	(0.05)	(0.06)	(0.12)	(0.16)	(0.06)

Weighted Average Number of Common Shares Outstanding	15,771,275	14,710,703	14,137,121	13,324,447	9,959,322

Exchange Rate Data

The Company maintains its books of account in Canadian dollars.  Audited financial statements of the Company are prepared in accordance with generally accepted auditing standards in Canada.  All references to the dollar herein are to the lawful currency of Canada unless designated as “US$”.

The following table sets forth, for the periods indicated, certain exchange rates of United States and Canadian dollars.  All the figures represent noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.  The source of this data is the Federal Reserve Bank website.  The average, high and low exchange rates for each month during the previous six months were as follows:

Month	Month End	Average Rate	High	Low
October 2004	1.2209	1.2469	1.2726	1.2194
September 2004	1.2648	1.2880	1.3071	1.2648
August 2004	1.3166	1.3127	1.3323	1.2964
July 2004	1.3296	1.3225	1.3353	1.3082
June 2004	1.3407	1.3578	1.3772	1.3407
May 2004	1.3666	1.3789	1.3970	1.3580

The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods.

	Six Months Ended June 30, 2004	Year Ended December 31
		2003	2002	2001	2000	1999
Rate at end of Period Average Rate during Period Low High	1.3558 1.4532 1.3348 1.5750	1.2923 1.3916 1.2923 1.5750	1.5800 1.5702 1.5108 1.6128	1.5925 1.5519 1.4933 1.6023	1.4995 1.4870 1.4350 1.5600	1.4440 1.4824 1.4440 1.5302

Capitalization and Indebtedness

The following table shows our capitalization and indebtedness position as of June 30, 2004.  This table should be read in conjunction with our consolidated financial statements for the fiscal year ended December 31, 2003 and the notes to those financial statements beginning at page F-1 of this Registration Statement.  All values are expressed in Canadian Dollars:

Accounts payable and accrued liabilities		$ 90,203
Term debt, bearing interest at the rate of 10% per annum from September 18th, 2003 as to $200,000 and November 5th, 2003 as to $56,000.		$ 223,095
Total Indebtedness		$ 313,298
Shareholders’ Equity
Issued and outstanding common shares	$ 7,849,401
Share subscriptions	$ -
Contributed surplus	$ 239,161
Deficit	$ (6,871,627)
$1,216,935
Net Capitalization		$1,530,233

Reason for the Offer and Use of Proceeds

Not applicable.

Risk Factors

An investment in our securities involves significant risks, as set forth below.

RISKS RELATED TO OUR BUSINESS

We are an early stage company and our business and prospects are difficult to evaluate.

We acquired the rights to the technology in July 1999.  Consequently, we are an early stage company, with a very limited operating history upon which investors and others can evaluate us, our current business and our prospects.  Our prospects must be considered in light of the many risks, uncertainties, expenses, delays, and difficulties frequently encountered by companies in their early stages of development. Some of the risks and difficulties we expect to encounter include our ability to:

•

obtain additional working capital, the lack of which would likely have a significant negative impact on our current level of operations;

•

raise additional capital in order to take advantage of our strategic alliances and licensing of our technology and to successfully execute our expansion plan;

•

manage the increased expense structure assumed by us as a U.S. reporting company;

•

manage the anticipated rise in operating expenses;

•

manage and implement successful new business strategies;

•

establish and take advantage of contacts and strategic relationships;

•

manage and adapt to rapidly changing and expanding operations;

•

implement and improve operational, financial and management systems and processes;

•

respond effectively to competitive developments;

•

attract, retain and motivate qualified personnel; and

•

manage each of the other risks set forth below.

Because of our lack of operating history and the early stage of our development, we have limited insight into trends and conditions that may exist or might emerge and affect our business.  We cannot be certain that our business strategy will be successful or that we will successfully address these risks.

We have not been profitable and expect to continue to incur losses and, therefore, we require significant outside funding to implement our business plan.

We have limited financial resources, have no source of operating cash flow and have no assurance that additional funding will be available to us for the marketing of our technology or to fulfil our obligations under any applicable agreements.  Furthermore, we reported a net loss of $511,906 for the period ended June 30, 2004 and an accumulated deficit of $6,871,627 for the same period.

There is no guarantee that our business will become profitable.  Accordingly, the purchase of common stock should be considered a highly speculative investment.

Substantial expenditures are required to market and sell our technology.  The only sources of future funds presently available to us are the sale of equity capital, or the license fees we may receive from licensing the technology.  Although we have been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  In addition, there is currently a large number of outstanding common stock and any additional stock issuances through the sale of equity securities will result in further dilution to our stockholders.  However, failure to obtain such additional financing could result in delay or indefinite postponement of our business plan.

Our cash requirements may vary materially from those now planned because of changes in our operations, including the failure to achieve license fees, greater than expected expenses, market conditions, the failure to timely realize our product development goals and other adverse developments.

Our limited financial resources could materially affect our business an dour ability to commercially exploit our technology.

We have limited financial resources, have no source of operating cash flow and have no assurance that additional funding will be available to us in order to meet our operating and capital needs. Nor do we have committed financing to provide for our operations for more than the next twelve months.  As a consequence, one of our primary objectives has been to reduce expenses and overhead and thus limiting the resources available to the development and commercialization of our technology.  Our limited financial resources could materially affect our ability, and the pace at which, we are able to commercially exploit our technology. For example, it could:

•

limit the research and development resources we are able to commit to the further development of our technology for products that can be commercially exploited in our marketplace;

•

limit the sales and marketing resources that we are able to commit to the marketing of our technology;

•

have an adverse impact on our ability to attract top-tier companies as our technology and marketing partners;

•

have an adverse impact on our ability to employ and retain qualified employees with the skills and expertise necessary to implement our business plan;

•

make us more vulnerable to failure to achieve our forecasted results, economic downturns, adverse industry conditions or catastrophic external events;

•

limit our ability to withstand competitive pressures and reduce our flexibility in planning for, or responding to, changing business and economic conditions; and

•

place us at a competitive disadvantage to our competitors that have greater financial resources than we have.

We have a history of losses, have an accumulated deficit and may never achieve or sustain significant revenues or profitability.

We have incurred operating losses each year since our inception in 1989 and had an accumulated deficit of $6,871,627 as of June 30, 2004.  We had working capital of $228,083 as of June 30, 2004, and have sustained recurring losses related primarily to the research and development and marketing of our products combined with the lack of revenues to provide for these needs.  We may continue to incur operating losses and negative cash flows during fiscal 2004.  We may never achieve or sustain sufficient revenues or profitability in the future.

If we continue to experience significant losses we may be unable to maintain sufficient liquidity to provide for our operating needs.

We reported a net loss of $511,906 for the period ended June 30, 2004 and a net loss of $549,167 for the year ended December 31, 2003.  If we cannot achieve a competitive cost structure, achieve profitability and access the capital markets on acceptable terms, we will be unable to fund our obligations and sustain our operations.

There is no guarantee that our technology will gain market acceptance.

We are now beginning to seek relationships with strategic partners for our charging and battery technologies.  It is likely these relationships will be helpful in establishing our credibility and reliability of our technology in the wider marketplace.  Gaining market acceptance in the battery charger industry requires an aggressive marketing effort on our part.  There is no guarantee that such an effort will be successful.

If our technology fails to perform as expected, or there is a delay in releasing our technology, we could lose future business and our ability to develop, market and license our technology could be harmed.

If there is a delay in completion of our technology when introduced does not perform as expected, our reputation could be severely damaged, and we could lose potential future business.  This performance failure may have the long-term effect of harming our ability to develop, market and license our technology.

Failure to implement an effective licensing business strategy will adversely affect our revenue, cash flow and profitability.

Our long-term business strategy anticipates achieving significant revenue from the licensing of our intellectual property assets, such as our rapid battery charger technology. We have not yet entered into any licensing agreements for our technology.  Our future operating results could be adversely affected by a variety of factors including:

•

our ability to secure and maintain significant licensees of our proprietary technology;

•

the extent to which our future licensees successfully incorporate our technology into their products;

•

the acceptance of new or enhanced versions of our technology;

•

the rate at which our licensees manufacture and distribute their products to OEMs; and

•

our ability to secure one-time license fees and ongoing royalties for our technology from licensees.

We are dependent on material revenue generation or licensing agreements.

Our future success is dependent upon our ability to procure license agreements or material revenue generation agreements for our proprietary technology.  We have no proven history of capitalizing on any licensing agreement for our technology.  There are no guarantees that we will be successful in procuring licensing agreements

New technologies may reduce the demand for our technology.

The technology relating to battery chargers changes rapidly and industry standards are constantly evolving, resulting in product obsolescence and short product life cycles.  If other companies develop and commercialize new technologies or products in related market segments that compete with existing technologies, it could materially change our ability to license our technology or result in significant price competition.  Product obsolescence could result in significantly decreased demand for our technology.  There is no assurance that new technologies will not reduce the demand for our technology.

We are independent on certain key personnel.

The management and operation of our business depends on the services of certain key personnel.  The loss of the services of any of these key personnel could have a material adverse effect on our business.  We do not have key man life insurance policies with respect to any of our key members of management.  As well, we require additional sales and marketing personnel in order to achieve our business goals and plans.  If we fail to attract such qualified personnel, our progress may be restricted.

If we cannot protect or enforce our existing intellectual property rights or if our pending patent applications do not result in issued patents, we may lose the advantages of our research.

Our ability to compete successfully will depend on whether we can protect our existing proprietary technology.  We rely on a combination of patent and trade secret protection, non-disclosure agreements and cross-licensing agreements.  These measures may not be adequate to safeguard our proprietary technology.  Employees, consultants, and others who participate in the development of our technology may breach their non-disclosure agreements with us, and we may not have adequate remedies in the event of their breaches.  In addition, our competitors may be able to develop technology that is equal or superior to our technology without infringing on any of our intellectual property rights.

We intend to vigorously pursue enforcement and defense of our patents and our other proprietary rights.  We could incur significant expenses in preserving our proprietary rights, and these costs could harm our financial condition.    We cannot be certain that our pending patent applications will result in issued patents or that our issued patents will afford us protection against a competitor.  Our inability to protect our existing proprietary technologies or to develop new proprietary technologies may substantially impair our financial condition and results of operations.

Intellectual property infringement claims brought against us could be time consuming and expensive to defend, and if our technology is found to be infringing, we may not be able to procure licenses to use patents necessary to our business at reasonable terms, if at all.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights.  While we currently are not engaged in any intellectual property litigation or proceedings, we may become involved in these proceedings in the future. In the future we may be subject to claims or inquiries regarding our alleged unauthorized use of a third party's intellectual property. An adverse outcome in litigation could force us to do one or more of the following:

•

stop licensing our technology that uses the challenged intellectual property;

•

pay significant damages to third parties;

•

obtain from the owners of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•

redesign our technology that uses the infringed technology, which may not be economically or technologically feasible.

Whether or not an intellectual property litigation claim is valid, the cost of responding to it, in terms of legal fees and expenses and the diversion of management resources, could be expensive and harm our business.

Our directors and officers are resident outside of the United States and therefore, it may be difficult for investors to effect service of process upon them.

Since all of our directors and officers are resident outside of the United States (the “US”), it may not be possible to effect service of process upon the directors and officers.  All or a substantial portion of the assets of such directors and officers may be located outside of the US, and accordingly there may be difficulty or, increased costs involved, in enforcing judgments obtained in US courts against such directors and officers.  Similarly, essentially all of our assets are located outside the US and there may be difficulties in enforcing judgments obtained in US courts against us.  Furthermore, it would be difficult for investors to commence an original action in Canadian courts to enforce liabilities based upon U.S. federal securities laws against us or any of our directors and officers resident outside the U.S. because it is outside the jurisdiction of Canadian courts to enforce liabilities based upon U.S. federal securities laws.

RISKS ASSOCIATED WITH OUR INDUSTRY

If competing technologies that outperform our rapid battery charger are developed and successfully introduced, then our technology might not be able to compete effectively in our targeted market segments.

Rapid and ongoing changes in technology and product standards could quickly render our technology less competitive, or even obsolete.  Other companies are seeking to enhance traditional battery charger technologies.  These competitors are engaged in significant development work on these various battery charger systems.  One or more new, rapid battery charger technologies could be introduced which could be directly competitive with, or superior to, our technology.  The capabilities of many of these competing technologies have improved over the past several years.  Competing technologies that outperform our technology could be developed and successfully introduced, and as a result, there is a risk that our technology may not be able to compete effectively in our targeted market segments.

Our competitors have greater financial and marketing resources than we do and they may therefore develop technology similar or superior to ours or otherwise compete more successfully than we do.

Competition in the battery charger industry is intense.  In the rechargeable battery market, the principal competitive technologies currently marketed are lead-acid, nickel cadmium, nickel metal hydride, liquid lithium ion and lithium-ion polymer batteries.  The industry consists of major domestic and international companies, which have substantial financial, technical, marketing, sales, manufacturing, distribution and other resources available to them. Our primary competitors who have announced availability of either lithium-ion or lithium-ion polymer type rechargeable battery products include Sony, Sanyo, Panasonic and Toshiba, among others.

While we have developed an innovative battery charging solution, it is still relatively unknown in the battery and energy management industry. The likelihood exists that any one or more of these competitors may compete aggressively in order to maintain or grow its market share and may introduce other products or technologies that prove to be as, or more, efficient than the Company’s technology.  The success of the Company will be highly dependent upon its ability to compete with its competitors' marketing programs, which focus on performance and support and not only price.  The Company must keep a strong research and development focus to maintain its technology lead over its competitors.  The Company’s ability to remain competitive will be largely dependent on its ability to respond to various factors affecting the industry.  These factors include new products introductions; changes in consumer preferences, demographic trends, international, national, regional and local economic conditions; and discount pricing strategies implemented by competitors.

The performance characteristics of lithium-ion batteries, in particular, have consistently improved over time as the market leaders have matured the technology.  Other contenders have recently emerged with a primary focus on price competition.  In addition, a number of companies are undertaking research in other rechargeable battery technologies, including work on lithium-ion phosphate technology.  Nevertheless, we are continually evolving our technology to meet these and other competitive threats.

GENERAL RISKS ASSOCIATED WITH STOCK OWNERSHIP

We do not intend to pay dividends on our common stock, and therefore stockholders will only be able to recover their investment in our common stock, if at all, only by selling the shares of our stock that they hold.

Some investors favor companies that pay dividends on common stock.  We have never declared or paid any cash dividends on our common stock.  We currently intend to retain any future earnings for funding growth and we do not anticipate paying cash dividends on our common stock in the foreseeable future.  Because we may not pay dividends, a return on an investment in our stock likely depends on the ability to sell our stock at a profit.

US investors will be subject to US taxation at possibly adverse or higher rates and under a system that may be more complicated or unfamiliar to them.

If at any time we qualify as a passive foreign investment company under US tax laws, US investors may be subject to adverse tax consequences.  We could be a passive foreign investment company if 75% or more of our gross income in any year is considered passive income for US tax purposes.  For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income.  In addition, we could be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%.  If we are classified as a passive foreign investment company, and if shareholders sell any of their common shares or receive some types of distributions from us, they may have to pay taxes that are higher than if we were not considered a passive foreign investment company. It is impossible to predict how much shareholders' taxes would increase, if at all.

Based on the nature of our anticipated revenues and our corporate structure, we may be treated as a passive foreign investment company.  To determine whether we are a passive foreign investment company, we will be required to examine each year our revenues and expenses and the value of our assets.  The tests are complex and require, among other things, that we  determine how much of our income each year will be passive income.  We do not have the necessary data to determine whether these tests will be met for the year 2004 or future years, nor can we predict whether the tests are likely to be met.  Moreover, the manner in which the tests apply to our business is not certain.  Each investor in our common shares is urged to consult his, her or its own tax advisor to discuss the potential consequences to such investor if at any time we qualify as a passive foreign investment company.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development

We were incorporated pursuant to the Company Act (British Columbia) (now replaced by the Business Corporations Act (British Columbia)) under the name "375006 B.C. Ltd." on October 25th, 1989.  We changed our name to “Key Capital Group Inc.” on August 23rd, 1990, and subsequently changed our name to “AccelRate Power Systems Inc.” on October 23rd, 2003.

We are publicly traded on the TSX Venture Exchange under the trading symbol “APS”.  We also trade on the Frankfurt Stock Exchange under the trading symbol “KCG”.

Our head office is located at 1140 West Pender Street, Suite 1370, Vancouver, British Columbia, Canada V6E 4G1, telephone (604) 688-8656, facsimile (604) 688-8654 and our registered office is in care of Holmes & King, Barristers and Solicitors, at Suite 1300 – 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3, telephone (604) 681-1310, facsimile (604) 681-1307.

Takeover Attempt

At a meeting of our Board of Directors held July 26, 2002 a proposal was presented by Reimar Koch, one of our directors, for a $200,000 financing by way of convertible loan.  Three of five directors on the board, namely David McLeod, Simon Ma and Jamie Deacey, refused to vote on the proposal, without offering any alternate proposal for financing.  After the meeting, materials were discovered in our office which evidenced the pre-existing intention and plan of those three directors to vote against any financing proposal presented by Mr. Koch, notwithstanding the fact that we required immediate financing and none of those three directors had any alternative financing proposal.

Materials were also discovered in our office which evidenced dealings between those three directors and Raj Mann, who was either a principal or agent of Summit Consulting Ltd.  Those same materials evidenced the intention of those three directors to appoint Mr. Mann as a director and to appoint him as Chief Executive Officer.

It was subsequently discovered that those directors had conspired to deliberately retard our progress until they had acquired control.  This apparently was to have been done through massive dilution, arising from the issuance of a huge block of shares to Raj Mann in exchange for his dropping what we believe to be a non-tenable lawsuit.  Summit Consulting Ltd. is a plaintiff in a lawsuit issued against us. That lawsuit is ongoing and is being vigorously defended by us.

As a result of facts that arose out in connection with the aforesaid directors' meeting, we terminated the employment of David McLeod and the bookkeeping services of Simon Ma.  We subsequently received resignations from each of David McLeod, Simon Ma and Jamie Deacey.

Past Business Activities

AllWest Insurance Services Ltd.

In 1994, we sold our wholly-owned subsidiary, Verlaan Holdings Inc., which owned All-West Insurance Services Ltd.  The sale price was $1,315,000.

Key Biometric Technologies Inc.

Pursuant to a licensing agreement entered into in 1996, we, through our then wholly-owned subsidiary, Key Biometric Technologies Inc., acquired the exclusive worldwide licence to market, distribute and otherwise exploit certain proprietary software rights relating to biometric identification and verification technologies.  In consideration for the licensing rights, we paid a one-time licensing fee of $100,000.

Our investment in KBT was written off during the year ended December 31, 1998 due to our inability to obtain joint venture financing and/or the sale of the license.

J.A. Wolf Projects Ltd.

In 1998 we acquired all of the issued and outstanding shares of J.A. Wolf Projects Ltd. ("Wolf Projects").  Wolf Projects was a real estate development, construction and management company offering a full range of services including land assembly and development, designing and building, general contracting and construction management.  Wolf Projects was owned, in part, by Epic Investments Ltd., a family-owned holding company, the principal shareholder of which was Jurgen Wolf, one of our former directors.

In consideration for the acquisition, we issued to the shareholders of Wolf Projects 350,000 common shares at a price of $0.15 per share and 350,000 share purchase warrants to purchase one common share at a price of $0.23 per share on or before March 25, 1999 or at a price of $0.28 per share on or before March 25, 2000, all of which warrants were exercised.

We discontinued and abandoned our operations in Wolf Projects, effective November 30th, 2000.

Meta-Kool Industries Inc.

In 1998 we entered into a Marketing and Sales Agreement with Omasi Anstalt, of Schaan, Liechtenstein, pursuant to which we became exclusive agent for the sale of "Meta-Kool”, an adjustable air cushioned mattress and related products for North America and Mexico for a period of twenty years, with a minimum sales quota of 100,000 units per year.

We were to receive a commission on all products sold and had the right to appoint sub-agents during the term of the agreement.

In 1999, the agreement lapsed due to our inability to meet the minimum sales quota of 100,000 units.  We incurred a project investigation expense of $31,764 in relation to marketing the product.

KeY-2K Card

In March 1999 we entered into a Licensing and Distribution Agreement whereby we were granted the exclusive worldwide right to manufacture, market and sell sale a computer hardware product known as the “KeY-2K” card, for a period of ten years commencing on April 1, 1999.

The KeY-2K card was a hardware solution that addressed the Y2K problems including the leap year problem, the RTC problem and the Crouch-Echlin effect.  It was a permanent solution to make a computer’s hardware Y2K complaint without software setup.  Once installed, the card’s own RTC would take over the date and time functions. Whenever a program asked the BIOS for the date and time, it would come from the module installed in the computer rather than the system RTC.

The Y2K Project was discontinued at the end of 1999.  The Y2K Project achieved $17,488 in sales, offset by $92,131 for the cost of sales and samples, advertising, bad debt, bad loan and sundries.

Strategic Alliance with Mitsui & Co.

On November 8, 2001, we announced that we had signed a Memorandum of Understanding with Mitsui & Co. (USA), and Mitsui & Co. (Canada) Inc. (hereinafter collectively referred to as “Mitsui”), for a strategic alliance to exploit market opportunities for our rapid battery technology, with the intention of all parties to negotiate a Marketing Agency Agreement and a License Agreement (together the “Mitsui Agreements”) and possibly a supply contract whereby Mitsui would supply us with product identification code technology to allow us to imbed our charger protocol into a protected chip.

The Mitsui Agreements were to cover several geographic territories including Asia, South America, Central America, North America and Europe.  In addition, negotiations for this strategic alliance were to focus on the details of areas of exclusivity and application royalties.  Mitsui & Co (USA) (“Mitsui USA”) was incorporated in New York in 1966 as a wholly owned subsidiary of Mitsui & Co., Ltd., Japan, one of world's largest international trading companies.  Mitsui USA's primary businesses are in exports, imports, wholesale domestic trade and investments.

As a result of the takeover attempt in July 2002, Mitsui suspended negotiations. We have maintained contact with Mitsui and hope to re-enter into discussions based on the progress made with licensing our technology.

Current Business Overview

In July 1999 we acquired the exclusive worldwide rights to two unique and synergistic energy/power component technologies under commercial development, a Sequential Pulse Method for Fast Battery Charging (the “Charger Technology”) and the battery technology (the “Battery Technology” (collectively the “Technology”).  The Charger Technology utilizes a unique charge and discharge algorithm that results in dramatically reduced battery charge times by up to 80%.  This patented algorithm does not allow the battery to heat up, thus one of the side benefits is a significant increase in battery lifetime.  To date, the Battery Technology has been demonstrated in electric vehicle batteries, forklift batteries, electric motorcycle batteries, and with Davidson Battery, a Vancouver battery distributor.  Due to the lack of heat generation, it has been shown to extend battery life and to reduce energy costs by more than 10%.  As well as reducing charging times by up to 80%, our patent pending Charger Technology provides the following benefits:

•

maintains a safe battery temperature

•

improves battery life by continually cleaning battery plates

•

is easily implemented into existing chargers

•

works with various battery chemistries and sizes

•

reduces electric vehicle battery charge times to approximately 2 hours from 8 to 10 hours

•

significantly reduces customers’ capital equipment costs

Our Charger Technology charges up to 4 times faster than conventional chargers.  Charing time in lead-acid batteries, including flooded, sealed, AGM, tubular, and gel batteries has been reduced from an average of 10 hours to 2 hours.  Charging time with other chemistries is:

•

lithium ion – 1 hour

•

nickel metal hydrate – 20 minutes

•

nickel cadmium – 15 minutes

Charging a battery means powering it with electrical energy, which is converted into chemical energy and then, during discharge, reconverted to electrical energy.  This process normally takes eight to ten hours.  The algorithm that is the unique brain of our Charger Technology can be loaded into the Central Processing Unit of a “smart charger” or can be burned into a computer chip, which can then be used to control the “pulses” for the charger and is capable of working with existing charger technologies.  As our Charger Technology has been shown to function effectively with batteries of all sizes, the application possibilities are limitless.

Our Battery Technology utilizes magnetic stirring to increase the available energy in a battery by up to 30% regardless of the chemistry.  By magnetizing the battery plates via a proprietary process, the interaction between the current flow and the magnetic field stirs the electrolyte and thereby reduces the internal resistance of the battery.

This stirring effect results in an increase in available energy by up to 30%, facilitating faster charging and increased acceleration of an electric vehicle.

Our Charger Technology is in the commercialization stage and the emphasis is on consummating licensing deals with battery charger manufacturers, while our Battery Technology is currently in the research and development stage.  We are continuing our technical research in our research laboratory in Burnaby.

We are now seeking to build partnerships and strategic alliances with manufacturers to integrate our Charger Technology into their products to give them a competitive advantage.  Through this strategy, we will leverage sales channels already established by major players in the industry, generating up-front fees and a continuous royalty stream from licensing of our Charger Technology.

Industry Background

A battery is a source of electrical energy.  Its smallest unit is called a (galvanic) cell.  A battery usually consists of several individual cells electrically connected in series.  The chemical energy as stored in each cell is converted directly into electrical energy when its terminals are connected to an electrical consumer.  The battery can thus be considered an electrochemical energy conversion system, not dissimilar to the internal combustion engine.  The internal combustion engine converts chemical energy to mechanical energy.  To do this two substances are required - fuel and oxygen. A galvanic cell also needs two substances for energy conversion, represented y two electrochemical active electrodes of different composition, both of which are immersed in an electrolyte which provides a conductive medium between them.  One of the electrodes uses a metal such as zinc or lithium.  Within the electrolyte it establishes a negative potential and consequently represents the negative electrode.  The other electrode consists of an electron conducting compound which is rich in oxygen.  This electrode establishes a positive potential within the electrolyte and consequently represents the positive electrode of the electrochemical system.  When connecting the system to an external load, electrical energy will be taken out of the system, while the chemical energy stored inside the cell or battery will be used.  When used up, rechargeable (or “secondary”) battery will need to be charged.  How fast and effectively that can be done is critical to battery life and its performance; more importantly, it determines how much money it can save users – especially industrial and commercial users – e.g. forklifts.

Concern over carbon emissions has resulted in numerous governmental incentives to transform carbon fuel applications to electric fuel applications, such as electric vehicles (“EVs”).  Electric vehicles are gaining popularity among industrial end users, who are increasingly implementing battery operated vehicles for heavy duty jobs.  As the market for EVs grows, so will demand for products that recharge those vehicles.  Furthermore, propane vehicles are generally not allowed in warehouses and battery operated vehicles are becoming the standard in warehouse and airport applications.  The adoption of EVs and battery vehicles in the U.S. can be seen particularly in commercial markets, such as forklifts and other material handling equipment.  At the same time, retirement communities and large apartment complexes are purchasing more electric golf carts for their transportation needs.

The miniaturization of cellular telephones and the introduction of enhanced cellular capabilities will force charger manufacturers to focus on boosting products’ powers and reducing their size.  As consumers continue to make small, portable electronic devices part of their daily lives, they will increasingly require compact battery chargers to refuel miniature batteries.

Lead acid batteries power either start or power cars, trucks, buses, boats, trains, rapid rail systems, recreational vehicles and electric wheelchairs all over the world.  Lead acid batteries power electric fork lift trucks used in warehouses, factories, mines and ships.  They also power the electric people movers in airports, as well as wheelchairs and golf carts used on courses all over the world.  On the road, lead acid batteries power electric law enforcement vehicles, buses, shuttles at amusement parks and mail carrier vans.

Rechargeable batteries are increasingly used in portable products, motive power, and stationary power applications, including vehicles, computers, cellular phones and uinterruptible and emergency power supplies.  This revolution in battery power has been possible through a systems approach that includes advanced batteries, “smart” microcontroller battery charges, and power conditioners and converters.  Together, this “battery control technology” business primarily impacts the commercial and consumer electronics market, the transportation market, and the electric power generation markets, among others.

Ultimately, the market for battery control technology – ie. Chargers, converters and conditioners – is driven by the market for batteries.  Batteries are used to accumulate and transport electrical energy.  These functions, power storage and power portability, make batteries essential to today’s industrial and consumer-oriented society.

Until recently, the U.S. battery market was considered mature, with demand closely related to the sales of either automobiles or various consumer products.  Likewise, in many cases, the market for battery control technology was considered mature.  During the last few years, there has been a change in this relationship.  Improved microelectronic battery charger control technology is allowing the commercialization of whole new classes of batteries and is improving the marketability of existing battery systems.  This in turn has allowed the commercialization of products (notably portable computers, cell phones and hybrid/electric vehicles) that would be impossible without improved battery control technology.

With this in mind, there are areas where the battery control technology industry could experience the explosive growth usually associated with emerging industries.  Battery designers (mainly electrochemists) and battery charger, conditioner and converter designers

(mainly electrical and electronics specialists) will continue to operate together, with new batteries and new battery control techniques evolving together to produce even higher performance products.

As a result of the growing number of battery powered devices, the need and demand for battery chargers has never been higher.  Air pollution has become a familiar story and as a result, both the Canadian U.S. government and organizations have implanted various plans to prevent further pollution through battery powered products such as electrical vehicles and photovoltaic applications.  In addition, as Canada and the U.S. continue to head towards a wireless portable society, high-tech communications applications are expected to fuel growth for battery chargers.

A battery charger is a power supply with a controller.  Depending on the type of battery being charged the controller varies the output voltage and current.  The market is comprised of numerous types of chargers that can be categorized in two groups, namely trickle chargers and rapid chargers.  A trickle charger is the oldest type of charger and takes a fairly long time to charge.  Rapid chargers on the other hand have been implemented to fulfill the need for faster charge.  The newest charger is called a “smart charger”, which is adaptive with the ability to change the way it charges, based on the type of the battery.

The dichotomy between a slow charge and a fast charge is a trade-off of lifetimes.  This is also true regardless of the battery chemistry being used.  Market demands increasingly encourage faster charging times, but to date has been very slow.  In parallel, battery manufacturers are developing better battery chemistries.  These chemistries are essentially a purer form of the electrolyte or completely new chemistries that have long development cycles and in some cases safety concerns.

Battery manufacturers are trying to reduce the amount of internal resistance from each of the battery chemistries, which is the main concern from both the charge and discharge cycle of any battery system.  A greater resistance equals higher heat and a shorter lifetime.  It is this trade-off that has impaired the manufacturers’ ability to satisfy new market demands.  As a result, both charger and battery manufacturers have had to form close relationships to be able to assist each other with these increasing demands.

There are two main markets for battery chargers, namely the aftermarket and OEMs.  In traditional markets, such as the automotive and the industrial markets, chargers are mainly sold in the aftermarket, either directly or through a third party.  In the mobile industry, the aftermarket for battery chargers is rather small, where chargers are mainly supplied directly to OEMs.  Here, the majority of chargers are customized for a specific application that standard and semi/standard products can not meet.

The following industries are the highest users of batter chargers:

•

forklifts and other commercial EVs

•

automotive

•

industrial

•

information technology

•

consumer electronics

•

telecommunications

Strategic Agreements

A key part of our core short and long term strategy is to work with chosen business, strategic and OEM partners to drive recurring revenues.  Our broadening range of battery charger products gives other developers, OEMs and licensees the flexibility to utilize different aspect of our Technology.

We have entered into several licensing and marketing partnership agreements, as follows:

License Agreement for the Technology

In 2000, Mr. Vladimir Petrovic, the inventor and licensor of our Technology, presented his “fast charger” technology to us.  We subsequently retained Dr. Robert O’Brien, a globally renowned expert and professor emeritus at the University of Victoria in electrochemistry to complete due diligence on the Technology.

After our review of the Technology, it was determined that it would be beneficial for us to license the Technology and in particular, the charger algorithm.  We procured an exclusive worldwide license for both the Charger Technology and Dr. O’Brien’s own battery component technology comprising the Battery Technology, including the right to sub-license the Technology.

Pursuant to the terms of our License and Distribution Agreement dated July 19th, 1999 with Mr. Petrovic, whereby we were granted the License for a term of 20 years, continuing on a year to year basis thereafter, we agreed to pay a royalty of 50% of the net profits earned from the Technology.

Subsequently, by a purchase agreement dated February 5th, 2004 with Vladimir Petrovic, we acquired the legal and beneficial title to the AccelRateTM rapid charger patent and related technology and Mr. Petrovic’s interest in 50% of any net profits earned by us from the Technology, for and in consideration of the sum of $900,000, payable by the issuance of 3,000,000 common shares in our capital stock at a price of $0.30 per share.

Pursuant to the requirements of the TSX Venture Exchange, Mr. Petrovic entered into a Value Escrow Agreement dated March 19th, 2004 whereby the 3,000,000 common shares issued to Mr. Petrovic are subject to escrow restrictions, to be released in 500,000 share increments commencing the date of the share issuance and every six months thereafter, until all shares have been released 30 months after the initial issuance date.

Memorandum of Understanding and Supply Agreement with Ferro Magnetics

In April 2002, we signed a Memorandum of Understanding and Supply Agreement (the “Supply Agreement”) with Ferro Magnetics Corporation (“Ferro Magnetics”).  Ferro Magnetics is a leading international supplier of battery chargers, headquartered in St. Louis, Missouri, and is affiliated with Exendis and Industry Automation, China.  Ferro Magnetics provides customers with UL approved chargers in the 5kW to 50kW range and is considered a premier supplier of such technologies.  Ferro Magnetics has partners and relationships throughout North America.

The Supply Agreement allows us to purchase chargers in the range of 5kW to 50kW capable of operating under the Charger Technology and built to our specifications under our private label.  We have ordered five 6 kW, 10kW and two 20kW and a 45 kW “beta charger” units for field testing with customers.

Subsequently, we have worked together with engineers at Ferro Magnetics to create a second generation software that senses the relative age of a battery attached to our Charger Technology and automatically adjusts the rate of charge as older batteries have a higher level of internal resistance. This software is in the form of an e-prom and can be used by the entire range of chargers that we intend to license.

We also agreed to enter into a license agreement with Ferro Magnetics, pursuant to which Ferro Magnetics will implement our Charger Technology in its chargers to be delivered to Ferro Magnetics’ own customers.  Ferro Magnetics, based on customer feedback from our customer trials, has initiated the process of marketing our Charger Technology to its own customers.

License Agreement with Innovative Circuit Technology Limited

In November 2002 we entered into a License Agreement with Innovative Circuit Technology (“ICT”), a Canadian electronics company based in British Columbia manufacturing 300+ power conversion products.  ICT has over 15 years of electronic design and manufacturing experience, involved in the following industries:  Communications, recreation, environmental control, data logging, marine, aviation, forestry and industrial.

Pursuant to the terms of the License Agreement, ICT will become a manufacturer and distributor of chargers utilizing our Charger Technology throughout Canada and the United States and other geographical locations at our sole discretion

We have given ICT general distribution rights and the right for yacht and helicopter engines.  ICT will pay a royalty of 7% of the factory invoiced price of all products sold using our Charger Technology.

Marketing Partnership with Power Designers

In May 2001 we formed a strategic marketing partnership with Power Designers LLC, a leading battery management technology company.  This agreement gives us access to a leading edge line of battery charging and management products.  The PowerChargeTM product line is a highly efficient and flexible switch mode charger which, when coupled with our Charger Technology, will offer a fast, efficient and economical charging product to motivate markets such as heavy industrial equipment, wheelchairs, scooters and other electric vehicles.  We have not yet entered into a formal license agreement with Power Designers.

Licensing Agreement with Summit Consultants Ltd.

Pursuant to a license agreement dated November 24, 2000, we granted to Summit Consultants Ltd. a license to our Charger Technology for Taiwan (the “Summit License”), for which Summit paid a $100,000 upfront license fee.

On November 27, 2001 we terminated the Summit License for non-performance.  Under the terms of the Summit License, Summit was required to enter into a formal sublicense with a third party for the manufacture of products in Taiwan, and the marketing, distribution and sale of such products, all on terms and conditions satisfactory to us, by not later than May 24, 2001. Although Summit did not fulfil its obligations pursuant to the Summit License by the required date, we did not terminate the Summit License for six months.  Summit also requested license rights from us for a separate territory to replace Taiwan.  In light of the fact that Summit has apparently abandoned its efforts in Taiwan, we exercised our right of termination.

Summit subsequently commenced legal action against us in the Supreme Court of British Columbia alleging that we breached the terms of the Summit License.  Summit asserts that we breached the Summit License and frustrated Summit’s efforts to secure manufacturers and other commercial concerns in Taiwan.  Summit alleges, among other things, that we failed to provide plans and processes for our Technology and failed to secure patent protection for the technology in Taiwan.  Summit alleges that, as a result, it lost all the benefits of the Summit License.  Summit is seeking a declaration that its rights under the Summit License continue to exist and compensation in the form of further exclusive rights to our Technology in an “equivalent” territory of Summit’s choosing, various injunctive relief, damages including aggravated damages or alternatively, judgment in the amount of $100,000, representing money Summit paid to us when the Summit License was first entered into.

Our management is of the view that Summit’s action has no merit.  We deny that we breached any of our obligations to Summit.  It is our position that the Summit License was validly terminated on November 27, 2001.  We obtained a judgement against Summit on July 5, 2002 to stay proceedings until $25,000 was paid to the court as security for costs.  The full amount was to have been paid by July 5, 2003.  Summit has failed to pay the $25,000 to the Court.  As a result, the proceedings are stayed until further order from court.

Charger Technology Users

Users of our Charger Technology include these leading companies:

Intercity Packers Ltd. – This major meat and seafood distributor serves clients throughout Western Canada.  The AccelRateTM 20kW charger is used effectively on Intercity forklift batteries in Vancouver, British Columbia.

VersaCold Corp. – is one of the world’s largest public refrigerated warehouse operators, with 56 million cubic feet in 23 locations.  It serves 1,700 customers across Canada and in Washington State.  The AccelRateTM 10kW charger is used successfully on forklift batteries at Versacold.

Marketing, Sales, and Customer Support

We plan to continue forming alliances with manufacturers and distributors in specific niche markets; that is, golf carts, cell phones, power tools, heavy duty equipment.  As a niche is accessed, we will move to the next, expanding our presence in the international battery charger market in an organized fashion.  We are focussing initially on the forklift and industrial market places.

As our Charger Technology has been proven to function effectively with batteries of all types and sizes, the application possibilities are limitless.  We will continue to build partnerships with manufacturers who will integrate our Charger Technology into their products to give them a major competitive advantage.

Through this strategy, we will leverage off sales channels already established by industry leaders, generating up-front licensing fees and a continuous royalty stream.  Our returns will come in two forms:

•

Initial licensing fees paid up-front for the right to incorporate our Charger Technology in products and/or distribute our Charger Technology; and

•

A royalty of 7% based on the price charged by manufacturers for every charger sold containing our Charger Technology.

We will work with any licensees on new product development or improvements to our Charger Technology.

Our licensing and marketing efforts include market analysis, participation in industry trade shows and technical conferences, maintenance of our website and advertising.

Manufacturing

By licensing our Charger Technology by way of strategic alliances or license agreements we will not be directly involved in any manufacturing of products incorporating our Charger Technology.  We will license our Charger Technology to established mainstream manufacturers that wish to incorporate our Charger Technology in their products.

Competition

We compete in the market for rapid battery chargers based on such factors as product performance, power efficiency, new technologies, functional innovation, reliability, price and availability.  We are not aware of any firm that has the same functionality as our Charger Technology.

Intellectual Property

We currently rely on a combination of patents and trademarks to protect our proprietary Charger Technology.  We use patents as the primary means of protecting our technological advances and innovations, such as our magnetic stirring battery technology and our rapid battery charging technology.  Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect anticipated major markets.  Patents provide us with the right to exclude others from incorporating the technical innovations to our Technology into their products and processes.

We also support the ongoing development of our market image and branding strategy through the timely registration of trademarks, again in strategically chosen jurisdictions. We have filed several trademarks including “Accelerating Energy Technologies”, “KEY” and “AccelRate”.

Our Charger Technology and all related technology is covered by U.S. patent #6388425 “Sequential Pulse Method for Fast Battery Charging”.  In addition, we have now received a patent in Taiwan for our incorporating certain improvements over the existing application made by Vladimir Petrovic.  We have also filed a third patent application incorporating the improvements. This application represents the continuous development and greater flexibility of the Technology.

We have also applied for a Patent Cooperation Treaty patent internationally and for patents in Canada, Japan, India, Brazil, Europe, Mexico and China.

Our success depends significantly upon our ability to protect our intellectual property. Despite any efforts by us to protect our proprietary rights, unauthorized parties may attempt to copy aspects of the Technology or obtain and use information that we regard as proprietary.  Competitors may recruit our employees who have access to our proprietary technologies, processes and operations.

The laws of some foreign countries do not protect the proprietary rights to our Technology as great an extent as do the laws of the United States or Canada, and many companies have encountered substantial infringement problems in these countries.  There is a risk that our means of protecting our proprietary rights may not be adequate.  For example, our competitors may independently develop similar technology, duplicate our Technology or design around our patents or our other intellectual property rights.  If we fail to adequately protect our intellectual property, it would be easier for our competitors to sell competing products.

Facilities

We operate our head office in Vancouver, British Columbia and our research lab in Burnaby, which focuses on the development of the Technology.

Property, Plants and Equipment

We have no material tangible fixed assets.

We lease the following office and facilities:

•

Executive offices comprised of 1,510 square feet for our corporate headquarters at Suite 1370, 1140 West Pender Street, Vancouver, British Columbia,; and

•

Research and development facilities comprised of 1,350 square feet at Suite 118, 3989 Henning Drive, Burnaby, British Columbia.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources.  Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this Registration Statement.

Our financial statements have been prepared in accordance with Canadian GAAP and reconciled to US GAAP.  We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

Audited financial statements for the fiscal years ended December 31, 2003, 2002 and 2001 respectively are included in this Registration Statement.

The following discussion and analysis should be read in conjunction with the above financial statements and accompanying notes.

Operating Results

Six Months Ended June 30, 2003

We recorded a loss of $511,906, or a loss of $0.03 per share, for the six months ended June 30, 2004, compared to a loss of $189,081, or a loss of $0.01 per share, for the six months ended June 30, 2002.  The increased expenses in 2004 were as a result of increased activities related to the marketing of the technology, additional legal fees and salaries as a result of increased staffing.  During the six months ended June 30, 2004, we incurred rent and utilities of $30,955 (2003 $33,379), audit fees of $12,500 (2003 - $8,300), accounting and administration fees of $10,939 (2003 - $6,464), listing and filing fees of $18,773 (2003 - $17,865), telephone expenses of $5,296 (2003 - $3,362) and amortization of $10,860 (2003 - $10,050).  Increased expenses for the six months ended June 30, 2004 related to salaries and benefits of $94,250 (2003 - $1,762), stock based compensation of $113,721 (2003 – Nil), legal fees of $24,076 (2003 – $5,109), office and miscellaneous of $56,208 (2003 - $10,304), consulting fees of $107,647 (2003 - $60,000), automobile and travel expenses of $21,393 (2003 - $9,086) and advertising and promotion of $11,588 (2003 – Nil).

Expenses for the six months ended June 30, 2004 were $518,206, compared to expenses of $189,081 for the six months ended June 30, 2003.

At June 30, 2004, we reported cash and cash equivalents of $476,299 compared to $91,166 as at June 30, 2003.  The increase of $385,133 for the six months ended June 30, 2004 was as a result of share issuances by way of a private placement, the exercise of share purchase warrants and the exercise of stock options during that period.

Year Ended December 31, 2003

We recorded a loss of $549,167, or a loss of $0.03 per share, for the year ended December 31, 2003, compared to a loss of $649,493, or a loss of $0.05 per share, for the year ended December 31, 2002.  The decrease in administrative expenses in 2003 was primarily due to a reduction in accounting and administration fees, automobile and travel expenses, legal fees, office and miscellaneous expenses and salaries and benefits, which were offset by stock-based compensation, increased consulting fees, increased advertising and promotion costs and interest expenses during 2003.

Expenses for the year ended December 31, 2003 were $549,167, compared to expenses of $649,493 for the year ended December 31, 2002.

At December 31, 2003, we reported cash and cash equivalents of $228,159 compared to $98,685 for the year ended December 31, 2002.  The increase of $129,474 in 2003 was as a result of share issuances by way of private placements during 2003.

Year Ended December 31, 2002

We recorded a loss of $649,493, or a loss of $0.05 per share, for the year ended December 31, 2002, compared to a loss of $938,605, or a loss of $0.07 per share for the year ended December 31, 2001.  The decrease of $289,112 in losses in 2002 was due largely to a change in our management team structure and better control of non-essential expenses.

Expenses for the year ended December 31, 2002 were $651,526, compared to expenses of $957,658 for the year ended December 31, 2001.

At December 31, 2002, we reported cash and cash equivalents of $98,685 compared to $421,294 for the year ended December 31, 2001.  The decrease of $322,609 was for operating activities during fiscal 2002.

Our cash flow in 2002 was generated by way of a loan from a director, as well as equity share issuances.

Year Ended December 31, 2001

Our revenues for the year ended December 31, 2001 were $19,053 from interest income, compared to $116,065 in license fees and interest income for the year ended December 31, 2000.  We recorded a loss of $938,605, or a loss of $0.07 per share, for the year ended December 31, 2001, compared to a loss of $435,675, or a loss of $0.03 per share, for the year ended December 31, 2000.  The increase of $502,930 in losses in 2001 was primarily due to increased activity in our business affairs during 2001, as well as the additional revenues received in 2000.

Expenses for the year ended December 31, 2001 were $957,658, compared to expenses of $551,740 for the year ended December 31, 2000, as a result of an increase in business activities in 2001.

At December 31, 2001, we reported cash and cash equivalents of $421,294 compared to $819,044 for the year ended December 31, 2000.  The decrease of $397,750 was for operating activities during fiscal 2001.

Our cash flow in 2001 was generated by way of equity share issuances.

During the year ended December 31, 2001, all of the 750,000 escrowed shares were cancelled.

Liquidity and Capital Resources

Accumulated deficit and our ability to operate in future

We have experienced recurring net losses since inception and have an accumulated deficit of $6,300,538 as at December 31, 2003 and an accumulated deficit of $6,871,627 as at June 30, 2004.  Professional fees, regulatory fees, travel and automobile expenses, research and development, consulting fees, salaries and benefits, expenses, rent and office expenses and other general expenses will be incurred, which in the absence of any income, will produce continuing net losses and an increase in accumulated deficit annually.  These matters raise substantial doubt about our ability to continue as a going concern.  Our ability to continue operations as a going concern and to realize our assets and to discharge our liabilities is dependent upon obtaining additional financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations.

Our operating costs were declining since fiscal 2001, being reduced from $938,605 in the fiscal year 2001 to $649,493 in the fiscal year 2002 and to $549,167 in the fiscal year 2003; however, based on our interim financial statements for the six months ended June 30, 2004 whereby our operating costs were $518,206, we expect that our operating costs will increase for fiscal 2004 as a result of our increased activities in marketing our Technology.

Almost all of our operating costs had to be funded by equity financings.  Our issued share capital rose from $4,898,512 at December 31, 2000, to $5,559,612 at December 31, 2001, to $5,597,112 at December 31, 2002 and to $6,266,162 at December 31, 2003.  Our issued share capital as of June 30, 2004 is $7,849,401.

Our dependence on equity financing was mainly due to the fact that we have not yet generated any income from the licensing of our Technology.

Cash and working capital

Cash on hand at December 31, 2003 was $228,159, compared to $98,685 as at December 31, 2002, $421,294 at December 31, 2001 and $819,044 at December 31, 2000.  Cash on hand as of June 30, 2004 was $476,299.

We had a net working capital deficit of $63,438 at December 31, 2003, compared to a working capital deficiency $190,421 at December 31, 2002, a working capital of $396,867 at December 31, 2001 and a working capital of $753,964 at December 31, 2000.  As of June 30, 2004, we had a working capital reserve of $228,083.

We raised cash mainly by the issuance of equity securities.  In fiscal 2000 we raised $999,200, in fiscal 2001, we raised $615,500, in fiscal 2002, we raised $128,100, as well as $256,000 loaned by a director, and in fiscal 2003 we raised $621,950.  These funds were spent almost entirely on operating costs and research and development costs.

Liquidity

We expect that our operating cash requirement for the fiscal year 2004 will be approximately $750,000.

We do not anticipate receiving any revenues until such time as we have procured license agreements to our Technology.  We are engaged in business for profit, but cannot predict future profitability.

Now that we have commenced marketing our Charger Technology, we hope that we will be successful in procuring license agreements for our Charger Technology during fiscal 2004, thereby generating revenues from license fees, which will enable us to obtain operational cash.  However there is no guarantee that this will happen.

In the event that we do not receive any license fees during fiscal 2004, we hope to continue to fund our working capital from the issuance of equity securities and convertible debts by way of private placements.  While no firm commitment for further funds have been received, we believe that we will continue to attract new investors based on the interest we have received on our Technology.   This is evidenced by the fact that in the past we have been able to successfully raise funds through private placement issuances.

If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the existing shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the rights of our common stock.  There can be no assurance that additional financing will be available on terms favourable to us, or at all.  If adequate funds are not available or not available on acceptable terms, we will not be able to fund our future operations, produce and market our Technology, take advantage of potential licensing opportunities, develop or enhance our Technology or respond to competitive pressures.  Any such inability could have a material adverse effect on our business, results of operations and financial condition.

Research and Development, Patents and Licences, etc.

Our research and development activities during the previous three years have been directly primarily towards development of the Charger Technology.  Our research and development costs for the previous three years are $48,187 for the fiscal year ended December 31, 2003, $11,074 for the year ended December 31, 2002 and $15,325 for the year ended December 31, 2001.

Trend Information

Not applicable.

Off-Balance Sheet Arrangements

Not applicable.

Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Convertible Debenture	$200,000	N/A	N/A	$200,000	N/A
Convertible Debenture	$ 56,000	N/A	N/A	$ 56,000	N/A
Accrued interest on convertible debentures	$115,410	N/A	N/A	115,410	N/A
Total	$371,410	N/A	N/A	$371,410	N/A

During the year ended December 31, 2002, we borrowed $200,000 and $56,000 from our President, Reimar Koch, which was used as our general working capital.  The loans were repayable in full one year after the date of the advance and did not bear interest before maturity, but bear interest at the rate of 10% per annum from and after the first anniversary of the date of its advance until paid in full.  The loans were convertible at the option of Reimar Koch in whole or in part into units for one year after the loan advances at the price of $0.25 per unit and $0.30 per unit, respectively, with each unit comprised of one common share and one warrant exercisable to purchase one additional common share for $0.30 at any time during the said year.  The loans were not converted by Reimar Koch prior to the anniversary date of their advancement, and thus bear interest at the rate of 10% per annum, as of September 18th, 2003 ($200,000) and November 5th, 2003 ($56,000).

Pursuant to an amending agreement made as of March 31, 2004, Reimar Koch agreed to extend the time for repayment of both loans to March 31, 2008.  The new terms of both loans are as follows:

•

the loans will be repayable on March 31, 2008 and will continue to bear interest at the rate of 10% per annum from and after September 18, 2003 and November 5, 2003 respectively;

•

the loans will be convertible at the option of Reimar Koch into units at $0.45 per unit until March 31, 2005 and thereafter at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008;

•

each unit will be comprised of one common share and one share purchase warrant to purchase one additional common share until the earlier of March 31, 2008 and the second anniversary of the conversion date, and the exercise prices of the warrants will match the loan conversion prices set forth above; and

•

accrued and unpaid interest will be convertible into shares at the closing price of our shares on the TSX Venture Exchange on the day immediately preceding the conversion date.

Safe Harbor

Forward Looking Statements

The foregoing Operating and Financial Review and Prospects contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, our business strategies, continued growth in our markets, projections, and anticipated trends in our business and the industry in which we operate.  The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements.  These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, certain of which are beyond our control.  We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for our Technology, competitive pricing pressures and the level of expenses incurred in our operations.  In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate.  We disclaim any intent or obligation to update "forward looking statements".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets out our directors and executive officers and all positions and offices held with us.

Name	Position Held with the Company	Age	Position Held Since
Caspar Koch	Chairman of the Board and Director	72	1987
Reimar Koch	President, Chief Executive Officer and Director	47	1996
Murray Macham	Director	57	2002
Rudy Booiman	Director	46	2002
Edward Lawson	Director	74	2003
Ian M. Adam	Director	74	2004
Vladimir Petrovic	Chief Technology Officer	54	2000

The only family relationship between any of the above named directors or officers is that of Caspar Koch and Reimar Koch, being father and son respectively.

Caspar Koch –Mr. Koch has a broad, varied and consistently successful business career, involving real estate development, insurance and the automobile industry with fourteen years as a senior Volkswagen executive.  Mr. Koch has the distinction of selling the first Volkswagen Beetle in North America.  For 11 years Mr. Koch owned and operated Mazda, Mercedes and BMW franchises in Regina, Saskatchewan.  Mr. Koch also has 10 years of experience in Vancouver real estate development.

Reimar Koch – Mr. Koch is an entrepreneur with a proven history of building new ventures into successful businesses.  As CEO of Cellular Direct, he took this cellular phone company from inception to a multi-unit chain serving a wide variety of major corporate clients.  Such clients included Pacific Press and the Ministry of Social Services in Vancouver, British Columbia.  He helped develop the business materially in a very short period of time, achieving annual sales in the tens of millions of dollars.  Mr. Koch spends 100% of his time on our business.

Murray Macham – Mr. Macham is a former member of the Royal Canadian Mounted Police.  He is a certified Fraud Examiner and is the Regional Supervisor of Investigations in Vancouver for the British Columbia Ministry of Human Resources.  He has a variety of professional experience in understanding the relationship between complex facts and the methods to analyze results.

Rudy Booiman – Mr. Booiman, a Park Operations Coordinator for the City of Surrey, British Columbia, is an Applied Science Technologist with more than thirty years of experience in the construction industry.  Since Surrey has the largest park system in the Province of British Columbia, he manages complex business operations where public demands are varied and broad.

Senator Edward M. Lawson - Mr. Lawson is a very active member of the Canadian Senate for more than 30 years and is an active and strong voice for British Columbia and for Canada.  He is also formerly the International Vice-President of the Teamsters Union, where he served for more than 20 years.  He brings broad political, industrial and corporate experience to our company.

Ian M. Adam - Mr. Adam is a former partner of Ernst & Young, Chartered Accountants.  He served as the principal engagement partner for clients in both public and private sectors with particular expertise in high technology and natural resource based industries.  Mr. Adam, who has over 40 years experience in public accounting, is a past president of the BC Cancer Foundation, BC Government House Foundation, The Boys and Girls Club of BC, and is a director of the BC Sports Hall of Fame Foundation.

Vladimir Petrovic - Mr. Petrovic is the inventor of our Technology.  He holds an Electrical Engineering degree from the University of Sarajevo.  Since then, he has gained more than two decades of experience as a design engineer and control systems manager in Canada, Russia, Spain and the former Yugoslavia, where he was Deputy Director of Belgrade’s Institute Mihailo Pupin.  He is the holder of twelve international patents.  Mr. Petrovic spends 100% of his time on our business.

Executive Compensation

We have no arrangements pursuant to which our directors are compensated by us for their services in their capacity as directors, or for committee participation.  For the fiscal year ending December 31, 2003, we paid an aggregate of $121,950 in cash compensation to the directors and officers as a group for consulting fees, accounting and administration fees and salary and benefits.

The following table sets out compensation information for the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001 for our key executive officers.

Name and Principal Position	Annual Compensation				Long Term Compensation
	Year	Salary (CDN$)	Bonus (CDN$)	Other Annual Compensation (CDN$)	Awards	Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares Or Restricted Share Units (CDN$)	LTIP Payouts (CDN$)	All other Compen-sation (CDN$)
Reimar Koch, President and CEO	Dec 31 2003 Dec 31, 2002 Dec 31 2001	$26,950 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 246,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Caspar Koch, Chairman	Dec 31 2003 Dec 31 2002 Dec 31 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 60,000 (1) 240,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

These options expired as of September 18, 2003.

Board Practices

Directors may be appointed at any time in accordance with our Articles and then re-elected annually by the shareholders.  Directors receive no compensation for serving as such, other than stock options and reimbursement of direct expenses.  Officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

We have not set aside or accrued any amount for retirement or similar benefits to the directors.

The members of the audit committee are Caspar Koch, Murray Macham and Rudy Booiman.  The audit committee is charged with overseeing our accounting and financial reporting policies, practices and internal controls.  The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

The Board of Directors is responsible for overseeing approval of our financial statements, business plans, major capital expenditures, raising capital and other major financial activities, executive hiring, compensation, assessment and succession, granting of stock options, decisions to devote resources to new lines of business, organizational restructurings, acquisitions and divestitures.  All directors are required to declare their interests in transactions or matters affecting our business and refrain from voting with respect to such matters

Before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review with the auditor, and the report of the audit committee on the financial statements must be submitted to the directors thereafter.

Employees

We have two full-time employees, being our President and an executive assistant, both of whom work at our corporate headquarters in Vancouver, BC.  The balance of our services are being carried out by consultants retained on a monthly or as needed basis.  We will increase our staffing as needed to support any increase in activity or growth.

Share Ownership

We are a publicly owned Canadian corporation, and our shares are owned by Canadian residents, U.S. residents and other foreign residents.  We are not controlled by another corporation.

The following table sets out the number of shares held by our directors and members of its administrative, supervisory or management bodies as of November 10, 2004 and percentage of those shares outstanding of that class.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Vladimir Petrovic	3,085,000	13.18%
Caspar Koch	2,036,595 (1)	8.70%
Reimar Koch	538,400 (2)	2.29%
Ian Adam	102,000 (3)	0.44%
Edward Lawson	100,000	0.43%
Murray Macham	56,000 (4)	0.24%
Rudy Booiman	55,000 (5)	0.23%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (7 persons)	5,972,995	25.51%

(1)

Included in Caspar Koch’s shareholdings is an incentive stock option to purchase up to 200,000 common shares at a price of $0.30 per share, exercisable on or before October 10, 2008 and an incentive stock option to purchase up to 60,000 common shares at a price of $0.25 per share, exercisable on or before October 17, 2007.

(2)

Included in Reimar Koch’s shareholdings is an incentive stock option to purchase up to 246,000 common shares at a price of $0.25 per share, exercisable on or before October 17, 2007.  In addition, pursuant to an Amending Agreement dated March 31, 2004, pursuant to which Reimar Koch agreed to extend the term of repayment of two loans totalling $256,000, the loans are convertible at the option of Reimar Koch into units at $0.45 per unit until March 31, 2005 and thereafter at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.  Each unit will be comprised of one common share and one share purchase warrant to purchase one additional common share until the earlier of March 31, 2008 and the second anniversary of the conversion date, and the exercise prices of the warrants will match the loan conversion prices.  Accordingly, up to a total of 568,889 units may be issued to Mr. Koch if the lowest exercise price is used.

(3)

Included in Ian Adam’s shareholdings is an incentive stock option to purchase up to 100,000 common shares at a price of $0.65 per share, exercisable on or before August 9, 2006.

(4)

Included in Murray Macham’s shareholdings is an incentive stock option to purchase up to 20,000 common shares at a price of $0.25 per share, exercisable on or before October 17, 2007.  33,000 of the shares owned by Mr. Macham are held indirectly by Mr. Macham’s wholly-owned company, Macham Consulting Company Ltd.

(5)

Included in Rudy Booiman’s shareholdings is an incentive stock option to purchase up to 50,000 common shares at a price of $0.25 per share, exercisable on or before October 17, 2007.

Options and Other Rights to Purchase Securities

Our 2001 Share Option Plan (the “Plan”) was approved by the shareholders at the annual general meeting held on June 19th, 2001, which plan was amended and replaced by the 2004 Stock Option Plan (the “Amended Plan”), which was approved by the shareholders at the annual general meeting held on June 15th, 2004.  The Plan was established for the purpose of attracting and retaining highly qualified personnel by providing incentives in the form of stock options.  Under the Amended Plan incentive share options to purchase up to 4,261,210 common shares may be granted from time to time by the Board of Directors to the directors, officers, employees and consultants.

Options granted under the Amended Plan will have an exercise price equal to the market price of the common shares on the day preceding the day of the grant as determined by the Board of Directors, where the market price is the closing price (or the closing bid and asked prices, as applicable) on the exchange or market where the shares are listed or quoted as selected by the Board of Directors, as discounted by a percentage not exceeding maximum allowable under the applicable securities rules and regulations, and will be exercisable over the period determined by the Board of Directors.

As of the November 10th, 2004, we had stock options outstanding entitling the holders to purchase up to an aggregate of 1,613,803 common shares at exercise prices between Cdn.$0.25 and Cdn$0.75, as follows:

Name of Optionee	No. of Options	Date of Grant	Exercise Price (Cdn. $)	Expiry Date
Caspar Koch	60,000 200,000	Oct 18, 2002 Oct 10, 2003	$0.25 $0.30	Oct 18, 2007 Oct 10, 2008
Reimar Koch	246,000	Oct 18, 2002	$0.25	Oct 18,2007
Murray Macham	20,000	Oct 18, 2002	$0.25	Oct 18,2007
Rudy Booiman	50,000	Oct 18, 2002	$0.25	Oct 18,2007
Ian M. Adam	100,000	Aug. 9, 2004	$0.65	Aug. 9, 2006
Total Directors and Officers as a Group	676,000
Total Employees and Consultants as a Group	937,803
Total Stock Options Outstanding	1,613,803

As of November 10, 2004, we had 160,000 share purchase warrants outstanding entitling the holders to purchase up to an aggregate of 160,000 common shares at a prices of $1.35 per share, which share purchase warrants were issued in conjunction with a private placement of our securities.

In addition, pursuant to an Amending Agreement dated March 31, 2004, pursuant to which Reimar Koch agreed to extend the term of repayment of two loans totalling $256,000, the loans are convertible at the option of Reimar Koch into units at $0.45 per unit until March 31, 2005 and thereafter at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.  Each unit will be comprised of one common share and one share purchase warrant to purchase one additional common share until the earlier of March 31, 2008 and the second anniversary of the conversion date, and the exercise prices of the warrants will match the loan conversion prices.  Accordingly, up to a total of 568,889 units may be issued to Mr. Koch if the lowest exercise price is used.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We are not, directly or indirectly, owned or controlled by another corporation or by any foreign government, or by any other natural or legal person.

As of the date of this registration statement, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by the directors and senior officers as a group is 5,972,995 common shares, representing 25.51% of our total issued and outstanding common shares.  “Beneficial ownership” means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares.  More than one person may be deemed to have beneficial ownership of the same securities.

All of our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by our major shareholders.

Major Shareholders

As of November 10th, 2004, to our knowledge, the following are the only persons who beneficially own 5% or more of our issued and outstanding common stock:

Title of Class of Security	Name of Stockholder	Amount of Common Shares Owned	Percentage of Outstanding Common Shares
Common Shares	Vladimir Petrovic (1)	3,085,000	13.18%
Common Shares	Caspar Koch	2,036,595	8.70%

(1)

By a purchase agreement dated February 5th, 2004 Vladimir Petrovic sold his interest in the AccelRateTM rapid charger patent and related technology and his interest in 50% of any net profits earned by us from the Technology, for and in consideration of the sum of $900,000, which was paid by the issuance of 3,000,000 common shares in our capital stock at a price of $0.30 per share.

As of August 11th, 2004, there were 59 registered holders of record of our common shares.  3 registered holders of record are resident in the United States.

Related Party Transactions

During the year ended December 31, 2002, we borrowed $200,000 and $56,000 from our President, Reimar Koch to be used as our general working capital.  The loans were repayable in full one year after the date of the advance and did not bear interest before maturity, but bear interest at the rate of 10% per annum from and after the first anniversary of the date of its advance until paid in full.  The loans were not converted by Reimar Koch prior to the anniversary date of their advancement, and thus bear interest at the rate of 10% per annum, as of September 18th, 2003 ($200,000) and November 5th, 2003 ($56,000).

Pursuant to an amending agreement dated March 31, 2004, Reimar. Koch agreed to extend the time for repayment of both loans to March 31, 2008.  The new terms of both loans are as follows:

•

the loans will be repayable on March 31, 2008 and will continue to bear interest at the rate of 10% per annum from and after September 18, 2003 and November 5, 2003 respectively;

•

the loans will be convertible at the option of Reimar Koch into units at $0.45 per unit until March 31, 2005 and thereafter at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008;

•

each unit will be comprised of one common share and one share purchase warrant to purchase one additional common share until the earlier of March 31, 2008 and the second anniversary of the conversion date, and the exercise prices of the warrants will match the loan conversion prices set forth above; and

•

accrued and unpaid interest will be convertible into shares at the closing price of our shares on the TSX Venture Exchange on the day immediately preceding the conversion date.

By a purchase agreement dated February 5th, 2004 with our Chief Technology Officer, Vladimir Petrovic, we acquired the legal and beneficial title to the AccelRateTM rapid charger patent and related technology and Mr. Petrovic’s interest in 50% of any net profits earned by us from the Technology, for and in consideration of the sum of $900,000, payable by the issuance of 3,000,000 common shares in our capital stock at a price of $0.30 per share.

Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See our audited consolidated financial statements for the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001 and our interim financial statements for the six months ended June 30, 2004 attached hereto.

Dividend Policy

We have not declared or paid any cash dividends on its capital stock.  We do not currently expect to pay cash dividends in the foreseeable future.

Legal Proceedings

Summit Consultants Ltd.

Summit Consultants Ltd. (“Summit”) commenced an action against us on March 22, 2002 seeking various relief arising from our termination of the Summit License.

Summit claims that we frustrated and breached the license agreement and caused Summit damage and loss as a result.  Summit seeks declaratory relief relating to the Summit License, an order that we compensate Summit by providing it with exclusive rights to a territory equivalent to Taiwan, of Summit’s choosing, an order that the Technology be delivered to Summit, damages, aggravated damages, or alternatively the sum of $100,000 representing the amount Summit paid to us under an option agreement which preceded the Summit License.

We have denied Summit’s claims, are of the view that they have no merit and have filed a Statement of Defence.  On September 27, 2002 the Supreme Court of British Columbia ordered Summit to post security for our costs in the sum of $25,000, payable in two instalments, failing which the action would be stayed until further order.  Summit failed to pay the first instalment as required, so the action has been stayed as a result.

Significant Changes

There have been no significant changes since the date of our annual financial statements or since the date of our most recent interim financial statements.

ITEM 9.    THE OFFER AND LISTING

Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for our common shares for the five most recent financial years as traded on the TSX Venture Exchange:

Year	High	Low
2003	$0.54	$0.12
2002	$0.82	$0.13
2001	$3.60	$0.60
2000	$4.95	$0.30
1999	$0.55	$0.10

The following table discloses the high and low sales prices in Canadian dollars for our common shares for each quarterly period within the two most recent fiscal years as traded on the TSX Venture Exchange:

Quarter Ended	High	Low
December 31, 2003	$0.54	$0.35
September 30, 2003	$0.40	$0.18
June 30, 2003	$0.25	$0.16
March 31, 2003	$0.24	$0.12
December 31, 2002	$0.31	$0.15
September 30, 2002	$0.63	$0.13
June 30, 2002	$0.80	$0.40
March 31, 2002	$0.82	$0.30

The following table discloses the monthly high and low sales prices in Canadian dollars for our common shares for the most recent six months as traded on the TSX Venture Exchange:

Month	High	Low
October 2004	$1.10	$0.80
September 2004	$1.08	$0.84
August 2004	$1.00	$0.75
July 2004	$1.05	$0.91
June 2004	$1.18	$0.92
May 2004	$1.28	$0.89

As of September 30th, 2004, there are 23,408,749 shares of our common stock (without par value) issued and outstanding.  Our stockholder list as provided by Pacific Corporate Trust Company, our registrar and transfer agent, indicated that we had 59 registered stockholders owning our common stock, of which 3 (5%) of these registered stockholders are residents of the United States, owning 253,300 (0.11%) of the shares issued and outstanding.

Markets

Our common shares are listed on the TSX Venture Exchange under the trading symbol “APS.”  There are currently no restrictions on the transferability of these shares under Canadian securities laws.  We also trade on the Frankfurt Stock Exchange under the trading symbol “KCG”.

As a foreign private issuer, we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Securities Exchange Act of 1934 or the insider short-swing profit rules of Section 16 of the Securities Exchange Act of 1934.

ITEM 10.    ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

We were incorporated under Certificate of Incorporation No. 375,006 issued by the Registrar of Companies on registration of our Memorandum and Articles under the Company Act (British Columbia), which has now been replaced by the Business Corporations Act (British Columbia).  Under the Business Corporations Act (British Columbia) we are permitted to conduct any lawful business that we are not restricted from conducting by our Memorandum and Articles, neither of which contain any restriction on the business we may conduct.

Articles:  Our Articles explain the way our corporate affairs are to be conducted.  As provided for in the legislation that governs us, our Articles can be amended or repealed at any time subject to approval by our shareholders.  The shareholders may confirm, reject or amend the amended Articles.  A shareholder may propose to make, amend or repeal a bylaw. Such a proposal must be submitted to the shareholders for adoption at the next shareholder meeting.

Borrowing Powers:  The borrowing powers are authorized by Part 9 of our Articles.  The financial institutions with which our banking business is to be conducted are to be determined by our board of directors or any committee or person designated by our board of directors to make such determination.  Our board of directors, or any committee or person designated by our board of directors, is authorized to borrow money, issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness on our behalf.  Our board of directors, or any committee or person designated by our board of directors, is also authorized to secure or guarantee on our behalf the performance of any present or future indebtedness, liability or obligation of any person.  Our board of directors is authorized to exercise the borrowing powers described above without obtaining authorization from shareholders.

Director's Appointment and Quorum:  A quorum for the transaction of business at any meeting of our board of directors is a majority of the directors present.  Our board of directors can determine that a quorum shall be more than a majority.  There is no mandatory retirement age for directors.  A director is not required to have any share qualification.

Director's Conflicts:  A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction must disclose in writing the nature and extent of the director's interest at a meeting of directors and abstain from voting on approval of the matter.  Our Articles permit an interested director to be counted in the quorum and the Business Corporations Act (British Columbia) provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity.  Hence, directors can vote compensation to themselves or any of their members.

Director's Indemnity:  Part 10 of our Articles set forth certain protections for our directors and officers, which provide that no director or officer shall be held liable for any losses or liabilities, provided that in exercising his powers and discharging his duties he acts honestly and in good faith with a view to our best interests and exercises the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  These provisions of our Articles do not relieve any director or officer from the duty to act in accordance with the Business Corporations Act (British Columbia) and the regulations there under or from liability for breach of such laws.

Shareholder's Meetings:  Our board of directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting.  The purpose of the annual meeting is to consider the company's financial statements and reports, elect directors, appoint an auditor and transact any other business. The board may call an extraordinary general meeting at any time.  Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute.  A shareholder or shareholders having in the aggregate 5% of our issued shares may requisition a meeting and our board is required to hold such meeting within four months of such requisition.  Admission to such meetings is open to registered shareholders and their duly appointed proxies.  Others may be admitted subject to the pleasure of the meeting.  The quorum required in order to conduct business at a shareholder's meeting is two individuals present in person or represented by proxy, holding shares carrying more than 10% of the votes eligible to be cast at the meeting.

Dividends:  We have only one class of common shares, without any special rights or restrictions.  The dividend entitlement of a shareholder of record is fixed at the time of declaration by our board of directors.   A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation.  Each common share is entitled to one vote on the election of each director.  There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all our directors.  Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of our surplus assets after payment to creditors on any winding up, liquidation or dissolution.  There are no sinking fund provisions.  All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by us.  There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

Material Contracts

We have entered into the following material contracts, which are currently in effect:

1.

Purchase agreement dated February 5th, 2004 with Vladimir Petrovic, whereby we acquired the legal and beneficial title to the AccelRateTM rapid charger patent and related technology and Mr. Petrovic’s interest in 50% of any net profits earned by us from the Technology, for and in consideration of the sum of $900,000, payable by the issuance of 3,000,000 common shares in our capital stock at a price of $0.30 per share.

2.

Value Escrow Agreement dated March 19th, 2004 with Vladimir Petrovic, whereby the 3,000,000 common shares issued to Mr. Petrovic are subject to escrow restrictions, to be released in 500,000 share increments commencing the date of the share issuance and every six months thereafter, until all shares have been released 30 months after the initial issuance date.

3.

General Conveyance of Assets dated March 19th, 2004 with Vladimir Petrovic.

4.

Memorandum of Understanding and Supply Agreement dated April 18th, 2002 with Ferro Magnetics Corporation, whereby we may purchase chargers from Ferro Magnetics in the range of 5kW to 50kW capable of operating under the Charger Technology and built to our specifications under our private label.

5.

License Agreement dated November 11th, 2002 with Innovative Circuit Technology (“ICT”), whereby ICT was granted the general distribution rights and the right for yacht and helicopter engines, pursuant to which ICT will become a manufacturer and distributor of chargers utilizing our Charger Technology throughout Canada and the United States and other geographical locations at our sole discretion.

6.

Amending agreement dated March 31, 2004 with Reimar Koch whereby Mr. Koch agreed to extend the time for repayment of two loans for an aggregate of $256,000 to March 31, 2008, which loans bear interest at the rate of 10% per annum.

7.

License and Distribution Agreement dated July 19th, 1999 with Vladimir Petrovic whereby Mr. Petrovic granted exclusive rights to the Technology.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common stock.  See “Taxation” below.

The Investment Canada Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, must divest himself of control of the business that is the subject of the investment.

Taxation

The following is a summary of the material anticipated tax consequences of an investment by an investor not resident in Canada, under Canadian tax laws.

The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers ofour common shares, including non-resident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares.  The discussion of Canadian federal income considerations assumes that holders of common shares hold their common shares as capital property, deal at arm's length with us, are not "financial institutions" as defined in the Income Tax Act (Canada), and do not use or hold their common shares in, or in the course of, carrying on a business in Canada.  The discussion of Canadian federal income considerations is based on the current provisions of the Income Tax Act and the regulations under the Income Tax Act, all proposed amendments to the Income Tax Act and the Income Tax Act regulations announced by the Minister of Finance, Canada, the current administrative and assessing policies of the Canada Customs and Revenue Agency, and the provisions of the Canada-U.S. Income Tax Treaty (1980).  It has been assumed that any proposed amendments to the Income Tax Act and the Income Tax Act regulations will be enacted in substantially their present form.

The anticipated tax consequences may change, and any change may be retroactively effective.  If so, this summary may be affected.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

Canadian Federal Income Tax Considerations

Dividends on our Common Shares

Under the Income Tax Act, amounts paid or credited on account or instead of payment of, or in satisfaction of, dividends, including stock dividends, to holders of our common shares that are resident in a country other than Canada will be reduced by withholding tax of 25% of the amount of the dividend.  The rate of withholding tax may be reduced in accordance with the terms of a bilateral income tax treaty between Canada and the country in which a holder of common shares is resident.

Under the Canada-U.S. Income Tax Treaty, when the recipient of a dividend on the common shares is the beneficial owner of the dividend, does not have a "permanent establishment" or "fixed base" in Canada, and is considered to be a resident of the United States under the Canada-U.S. Income Tax Treaty, the rate of Canadian withholding tax on the dividends will generally be reduced to 15% of the amount of the dividends or, if the recipient is a corporation which owns at least 10% of the voting stock of the Company, to 5% of the amount of the dividends.  Dividends paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Canada-U.S. Income Tax Treaty, will not have to pay the Canadian withholding tax.

Disposition of Common Shares

A holder of common shares will not be required to pay tax for a capital gain on the disposition of a common share unless the common share is "taxable Canadian property" of the holder as defined by the Income Tax Act, and no relief is afforded under the Canada-U.S. Income Tax Treaty.  A common share will generally not be taxable Canadian property to a holder provided that the common share is listed on a prescribed stock exchange within the meaning of the Income Tax Act on the date of disposition, and provided the holder, or persons with whom the holder did not deal at arm's length (within the meaning of the Income Tax Act), or any combination of these parties, did not own 25% or more of the issued shares of any of our classes or series of shares at any time within five years immediately preceding the date of disposition.  Where a common share is taxable Canadian property to a U.S. resident holder, the Canada-U.S. Income Tax Treaty will generally exempt such holder from tax on the disposition of the common share provided its value is not, at the time of the disposition, derived principally from real property situated in Canada.  This relief under the Canada-U.S. Income Tax Treaty may not be available to a U.S. resident holder who had a "permanent establishment" or "fixed base" available in Canada during the 12 months immediately preceding the disposition of the common share where the common share constitutes business property and where any gain on the disposition of the share is attributable to such permanent establishment or fixed base.

Under the Income Tax Act, the disposition of a common share by a holder may occur in a number of circumstances including on a sale or gift of the share or upon the death of the holder.  There are no Canadian federal estate or gift taxes on the purchase or ownership of the common shares.

All non-Canadian stockholders who dispose of "taxable Canadian property" are required to file a Canadian tax return reporting their gain or loss on the disposition and, subject to an applicable tax treaty exemption, pay the Canadian federal tax due on the disposition.  The purchaser is obligated to withhold 33 1/3% of the gross proceeds on the acquisition of the common shares from a non-Canadian stockholder except to the extent of the certificate limit on a clearance certificate obtained by the stockholder under Section 116 of the Income Tax Act.

A Section 116 clearance certificate is required even where the gain is exempt from Canadian income tax under a provision of an income tax treaty with Canada.  If the non-Canadian stockholder does not provide a Section 116 clearance certificate to the purchaser, then the purchaser will be required to withhold and remit to the Canada Customs and Revenue Agency 33 1/3% of the proceeds on account of the non-Canadian stockholder's tax obligation, on or before the end of the month following the date of sale.  The stockholder may then file a Canadian tax return to obtain a refund of excess withholding tax, if any.

Repurchase of our Common Shares

If we repurchase our common shares from a holder of our common shares (other than a purchase of common shares on the open market in a manner in which shares would be purchased by any member of the public in the open market), the amount paid by us that exceeds the "paid-up capital" of the shares purchased will be deemed by the Income Tax Act to be a dividend paid by us to the holder of its common shares.  The paid-up capital of our common shares may be less than the holder's cost of our common shares.  The tax treatment of any dividend received by a holder of our common shares has been described above under "Dividends on Our Common Shares."

A holder of our common shares will also be considered to have disposed of our common shares purchased by us for proceeds of disposition equal to the amount received or receivable by the holder on the purchase, less the amount of any dividend as described above. As a result, this holder of our common shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition and adjusted for any deemed dividends, exceed (or are exceeded by) the adjusted cost base of these shares.  The tax treatment of any capital gain or capital loss has been described above under "Disposition of our Common Shares."

U.S. Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences of an investment by a U.S. citizen or resident (“U.S. Taxpayer”) under U.S. tax laws.  The discussion of U.S. federal income tax considerations is not exhaustive of all possible U.S. federal income tax considerations and does not take into account state, local or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of our common shares are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares.  The discussion of U.S. federal income tax considerations assumes that the holders of common shares hold their common shares for investment, deal at arms length with us, do not use or hold their common shares in, or in the course of, carrying on a business such as a dealer in securities, and own less than 10% of our issued common shares.  The discussion of U.S. federal income tax considerations is based on the current provisions of the Internal Revenue Code of 1986 (“Code”), the Treasury Department Regulations under the Code, the current administrative pronouncements of the Internal Revenue Service, and court decisions which are currently applicable.

The anticipated tax consequences may change, and any change may be retroactively effective.  If so, this summary may be affected.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

General Rules of U.S. Taxation

Except as discussed below in the section on passive foreign investment companies, the mere acquisition and holding of our shares is not a U.S. taxable event.  Major U.S. taxable events are the receipt of dividends on our shares, the sale or exchange of common shares and the purchase of common shares by us.

Dividends

Dividends paid on common shares to U.S. Taxpayers will be subject to U.S. federal income tax as ordinary income.  U.S. Taxpayers can reduce U.S. tax on dividends by claiming a foreign tax credit for Canadian and any other foreign taxes incurred on such dividends.  The amount of foreign tax credit allowed is generally the lower of the foreign taxes incurred or the amount of U.S. federal income tax imposed on the dividend.  Unused foreign tax credits can be carried back two years and carried forward five years to reduce U.S. tax on similar foreign source income.  U.S. taxpayers can forego foreign tax credits on foreign taxes and instead take a deduction for foreign taxes in computing taxable income.  For individuals, such a deduction constitutes an itemized deduction.

Sell or Exchange of Common Shares to Third Parties

The sale or exchange of common shares to third parties (“Sale”) produces capital gain income or loss equal to the difference between the proceeds received on Sale and the original purchase cost to the holder of the shares.  Capital gain will be classified and taxed in one of three ways – Sale of stock held for less than a year will produce short-term capital gain that is taxed as ordinary income except to the extent reduced by other capital losses or capital loss carry forwards.  Gain from the Sale of shares held more than one year will constitute long-term capital gain, except to the extent reduced by other capital losses and capital loss carryovers.  Long-term capital gains are taxed to individuals at a separate 20% tax rate, or for individuals in very low tax brackets, at a special 10% tax rate.  Corporations pay tax at ordinary income rates on long-term capital gains.  The special long-term capital gain tax rate for individuals is reduced to 18% for shares purchased after January 1, 2001 and held for more than five years, and for similarly situated low bracketed taxpayers the capital gain rate is reduced to 8%.  Credits or deductions for foreign taxes incurred on such Sales can be used to reduce U.S. income tax on capital gains in a manner similar to that discussed in the dividend section.  Capital losses are generally deductible only against capital gains.  Individual U.S. taxpayers may deduct against ordinary income $3,000 per year of any unused capital losses or capital loss carryovers.  An individual may carry forward indefinitely any capital losses not deducted in the year incurred.  A corporation may carry back capital losses three years and carry forward capital losses five years.  Any corporate capital losses not used during the carry back and carry forward years expires.

Repurchase of Common Shares

If we repurchase the entire shareholdings of a holder of our common shares in a single transaction, the transaction will be taxed as a Sale in the same manner as described above for sales and exchanges to third parties.  Complex attribution rules apply in determining whether a transaction involves the entire shareholdings of a holder.  If we repurchase less than the entire holdings of a holder of our common shares, complicated rules determine whether or not the transaction will be taxed as a sale or exchange or as a dividend from us.  Holders of common shares in these situations should consult their own tax advisors to determine how the transaction should be treated for U.S. tax purposes.

Passive Foreign Investment Company Considerations

It is highly likely that we will be classified as a passive foreign investment company (“PFIC”) from time to time for U.S. federal income tax purposes.  A non-U.S. corporation is classified as a PFIC whenever it satisfies either the asset test or the income test.

A non-U.S. corporation satisfies the PFIC asset test if 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income.

A non-U.S. corporation satisfies the PFIC income test if 75% or more of its gross income is passive income.  Interest income and gains from the sale of marketable securities generally constitutes passive income.  Because the PFIC income test is a gross income test, losses from operations or administrative expenses do not reduce passive income for purposes of the PFIC income test.  We have had, in past years, interest income and gain from the sale of marketable securities and no other operating income, and may have such situations in the future.  Thus, it is highly likely that we will satisfy the gross income test and be classified as a PFIC from time to time in the future for U.S. federal income tax purposes.

U.S. Taxpayers holding shares classified as PFIC stock are subject to one of three special tax regimes with respect to the PFIC stock.  Such shareholders can elect to be taxed under either the Market to Market Regime or under the Qualified Electing Fund (“QEF”) Regime.  Failure to qualify for and elect either of these two regimes results in being taxed under the Excess Distribution Regime.

Under the Excess Distribution Regime, shares are considered PFIC stock in the first year that a company becomes a PFIC with respect to that particular holder and all subsequent years.  Actual distributions from the company are classified as regular distributions or excess distributions.  An actual distribution is an excess distribution to the extent the total of actual distributions during a taxable year exceeds 125% of the average of actual distributions received in the three preceding years.  All gain recognized on the disposition of shares considered PFIC stock are classified as excess distributions.  Total excess distributions for any year are allocated ratably over all the days during which the holder held the shares.  Amounts allocated to prior years during which the company was a PFIC are subject to a special tax calculation consisting of the highest rate of tax for the year to which allocated and an interest charge as if such tax were an underpayment of taxes for the year allocated.  This special tax, known as the Deferred

Tax Amount, is added to the holder’s regular tax liability.  All other portions of the excess distributions are added to the regular distributions and taxed as dividend income according to the general rules above.  Foreign taxes incurred with respect to an excess distribution are allocated in the same manner as the excess distributions.  Foreign taxes allocable to excess distributions used to determine the Deferred Tax Amount can be credited against the Deferred Tax Amount otherwise payable, but any foreign taxes in excess of the Deferred Tax Amount are permanently lost rather than generating foreign tax credit carry forwards.  Foreign taxes allocable to the remainder of the excess distributions are subject to the general rules for foreign tax credits discussed above.

A U.S. Taxpayer can avoid the Excess Distribution Regime by electing to be taxed under the QEF Regime in the first year in which the Company qualifies as a PFIC while its shares are held by such holder.  The company must have agreed to make available to holders the information necessary to determine the inclusions under the QEF rules and to assure compliance in order for the holder to be able to make a QEF election.  Under a QEF election, the holder must include in its taxable income its pro rata share of the earnings and profits of the company divided into ordinary income and net capital gain.  Actual distributions from the company paid out of earnings and profits previously included as income under the QEF election are treated as a tax-free return of capital.  Under the QEF election, a holder’s basis in the Company stock is increased by any amount included in the holder’s income under the QEF rules and decreased by any distributed amount treated as a tax free return of capital.  Gains on sales or other dispositions of PFIC stock under the QEF regime are generally taxable as capital gain income under the general rules discussed above.

A holder electing to be taxed under the QEF Regime may make a further election to defer paying taxes due under the QEF Regime until actual distributions are made from the PFIC to the holder.  Interest will be charged on such deferred tax liability until the liability is actually paid at the normal rate for underpayments of tax.

U.S. Taxpayers holding shares can also avoid the Excess Distribution Regime by electing to be taxed under the Market to Market Regime as long as the shares are publicly traded.  Under the Market to Market Regime, a holder includes in taxable income an amount equal to the appreciation of the stock for the taxable year.  A deduction for losses is allowed equal to the lesser of the loss incurred on the stock in the taxable year or the amount of the unreversed prior inclusions with respect to the same stock.  Such gains and losses are treated as ordinary.  Basis in shares is adjusted for such income and loss recognitions.  Gain and most loss on sale of shares is ordinary rather than capital.

Use of PFIC shares as security for a loan constitutes a disposition of the shares for tax purposes.  Holders are advised to consult their own personal tax advisors before entering into such transactions.

Holders of 10% or More of Company Stock

U.S. Taxpayers holding, directly or indirectly, 10% or more of a company’s stock may be subject to other overlapping special rules of U.S. taxation involving foreign stock that may supplement and/or supercede the PFIC rules.  Complex attribution rules exist for determining direct and indirect ownership of shares.  Holders of a company’s shares in these situations should consult their own tax advisors about these more complicated situations.

Foreign Investment Company Considerations

It is currently unlikely but possible that we may be classified as a foreign investment company for U.S. federal income tax purposes.  A foreign investment company includes any foreign corporation engaged primarily in the business of investing, reinvesting or trading in securities or commodities, at a time when 50% or more of the total combined voting power of all classes of stock entitled to vote or the total value of all classes of stock are held directly or indirectly by U.S. Taxpayers.  The PFIC rules overlap with, and to a great extent, supercede the foreign investment company U.S. tax rules.  Holders should consult their own tax advisors when and if we ever become a foreign investment company to determine how to reconcile the PFIC and foreign investment company rules in determining their own tax situations.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

Material contracts and publicly available corporate records may be viewed at our head office located at Suite 1370 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a small business issuer as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable

ITEM 15.      CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").  Based on such evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Our disclosure controls and procedures ensure that material information is directed to the appropriate parties in a timely manner and are effective to ensure that such information is reported to the our management, and, in particular, provided to our CEO and CFO, in order to allow sufficient time in which to include such information in this report.

There have been no significant changes in our internal controls or the occurrence of events or other factors that could significantly affect these controls subsequent to the Date of Evaluation.  There have not been any corrective actions with regard to significant deficiencies or material weaknesses.

We do not expect that our controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.       [Reserved]

PART III

ITEM 17.    FINANCIAL STATEMENTS

Audited Financial Statements

Auditors’ Report dated January 23, 2004

Consolidated Balance Sheet at December 31, 2003, 2002 and 2001

Consolidated Statement of Operations and Deficit for the years ended December 31, 2003, 2002 and 2001

Consolidated Statement of Cash Flows for the years ended December 31, 2003, 2002 and 2001

Notes to the Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001

Unaudited Financial Statements

Consolidated Balance Sheets at June 30, 2004 and December 31, 2003.

Consolidated Statements of Operations and Deficit for the three and six months ended June 30, 2004 and June 30, 2003

Consolidated Statements of Cash Flows for the three and six months ended June 30, 2004 and June 30, 2003

Notes to Financial Statements for the six months ended June 30, 2004 and June 30, 2003

ITEM 18.    FINANCIAL STATEMENTS

Not applicable.

ITEM 19.    EXHIBITS

1.1

Certificate of Incorporation dated October 25, 1989

1.2

Memorandum dated October 19th, 1989

1.3

Articles of the Company

1.4

Certificate of name change dated August 23, 1990 from 375006 B.C. Ltd. to Key Capital Group Inc.

1.5

Certificate of name change dated October 23, 2003 from Key Capital Group Inc. to AccelRate Power Systems Inc.

2.1

Specimen Common Share certificate

4.1

Purchase Agreement dated February 5th, 2004 with Vladimir Petrovic.

4.2

Value Escrow Agreement dated March 19th, 2004 with Vladimir Petrovic.

4.3

General Conveyance of Assets dated March 19th, 2004 with Vladimir Petrovic.

4.4

Memorandum of Understanding and Supply Agreement dated April 18th, 2002 with Ferro Magnetics Corporation.

4.5

License Agreement dated November 11th, 2002 with Innovative Circuit Technology.

4.6

Amending agreement dated March 31, 2004 with Reimar Koch.

4.7

License and Distribution Agreement dated July 19th, 1999 with Vladimir Petrovic.

4.8

2004 Stock Option Plan

5.1

List of Foreign Patents

10.1

Consent of Moore Stephens Ellis Foster Ltd., Chartered Accountants

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACCELRATE POWER SYSTEMS INC.

/s/  Reimar Koch

By:

Reimar Koch,

President

Date:      November 10, 2004

-F1-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2003, 2002 and 2001

Index

Independent Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity

-F2-

MOORE STEPHENS ELLIS FOSTER LTD.

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

Website:  www.ellisfoster.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

We have audited the consolidated balance sheets of AccelRate Power Systems Inc. (formerly Key Capital Group Inc.) as at December 31, 2003, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year-period ended December 31, 2003.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.   As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in United States.  Application of accounting principles generally accepted in United States would have affected the company’s financial position and its shareholders’ equity as at December 31, 2003, 2002 and 2001 and its results of operations for each of the years in the three-year period ended December 31, 2003, as summarized in Note 13 to the consolidated financial statements.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as that referred to in the attached consolidated balance sheets as at December 31, 2003, 2002 and 2001 and described in note 1 to the consolidated financial statements.   Our report to the shareholders dated January 23, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the independent auditors’ report when these issues are adequately disclosed elsewhere in the consolidated financial statements.

Vancouver, Canada

January 23, 2004

Chartered Accountants

MS

An independently owned and operated member of Moore Stephens North America, Inc.  Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

-F3-

ACCELRATE POWER SYSTEMS INC.
(formerly Key Capital Group Inc.)
(A development stage company)

Consolidated Balance Sheets
December 31, 2003, 2002 and 2001
(Expressed In Canadian Dollars)
		2003	2002	2001
ASSETS

Current asset
Cash and cash equivalents		$228,159	$98,685	$421,294
Sundry receivables		50,862	25,748	38,463
Share subscription receivable		2,100	-	45,600
Demonstration equipment for resale		24,171	24,171	-
Prepaid expenses		8,357	5,159	26,461

Total current asset		313,649	153,763	531,818

Equipment		79,813	90,330	105,064

TOTAL ASSETS		$393,462	$244,093	$636,882

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$121,087	$92,975	$134,951
Term debt (Note 4)		256,000	251,209	-

Total current liabilities		377,087	344,184	134,951

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital (Note 5)		6,266,162	5,597,112	5,559,612

Share subscription received		-	45,000	-

Contributed surplus (Note 4 and 6)		50,751	9,168	-

Deficit		(6,300,538)	(5,751,371)	(5,057,681)

Total shareholders' equity (deficiency)		16,375	(100,091)	501,931

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$393,462	$244,093	$636,882
Commitments (Note 9)
Contingencies (Note 10)

Approved by the Directors:	/s/ "Reimar Koch"		/s/"Caspar Koch"
	Reimar Koch		Caspar Koch

SEE ACCOMPANYING NOTES

-F4-

ACCELRATE POWER SYSTEMS INC.
(formerly Key Capital Group Inc.)
(A development stage company)

Consolidated Statements of Operations and Deficit
Years Ended December 31, 2003, 2002 and 2001
(Expressed In Canadian Dollars)
	2003	2002	2001

Expenses
Accounting and administration fees	$15,425	$48,514	$63,750
Advertising and promotion	58,469	187	4,687
Audit fees	8,300	10,600	14,653
Amortization	22,985	24,765	17,277
Automobile and travel	14,616	24,052	65,748
Consulting fees	115,388	97,892	87,426
Interest expense	9,151	-	-
Investor relations	-	5,523	-
Legal	35,506	150,503	228,643
Listing and filing fees	32,476	55,166	35,449
Office and miscellaneous	21,825	40,767	51,119
Rent and utilities	64,714	57,286	58,995
Research and development	48,187	11,074	15,325
Salaries and benefits	54,748	110,914	281,542
Stock based compensation	41,583	1,712	-
Telephone	7,491	12,571	12,508
Website design	-	-	20,536
Interest and other income (recovery)	(1,697)	(2,033)	(19,053)

Operating loss	(549,167)	(649,493)	(938,605)

Other income (loss)
Write off of investment deposit	-	(50,000)	-
Write off of accounts payable	-	6,527	-
Loss on disposal of assets	-	(724)	-

Total other income (loss)	-	(44,197)	-

Loss for the year	(549,167)	(693,690)	(938,605)

Deficit, beginning of year	(5,751,371)	(5,057,681)	(4,119,076)

Deficit, end of year	$(6,300,538)	$(5,751,371)	$(5,057,681)

Loss per share for the year
- basic and diluted	$(0.03)	$(0.05)	$(0.07)

Weighted average number of common
shares outstanding - basic and diluted	15,771,275	14,710,703	14,137,121

SEE ACCOMPANYING NOTES

-F5-

ACCELRATE POWER SYSTEMS INC.
(formerly Key Capital Group Inc.)
(A development stage company)

Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002 and 2001
(Expressed In Canadian Dollars)
	2003	2002	2001

Cash flows from (used in) operating activities
Loss for the year	$(549,167)	$(693,690)	$(938,605)
Adjustments for items not involving cash:
- amortization	22,985	24,765	17,277
- interest expense on convertible debenture	4,791	2,665	-
- loss on disposal of assets	-	724	-
- stock based compensation	41,583	1,712	-
- write off of accounts payable	-	(6,527)	-
- writedown of marketable securities	-	-	793

	(479,808)	(670,351)	(920,535)
Changes in non-cash working capital items:
- sundry receivables	(25,114)	12,715	978
- inventories	-	(24,171)	-
- prepaid expenses	(3,198)	21,302	(19,445)
- accounts payable and accrued liabilities	28,112	(35,449)	22,621

Net cash used in operating activities	(480,008)	(695,954)	(916,381)

Cash flows from (used in) financing activities
Increase in loans payable	-	256,000	-
Proceeds from issuance of shares	621,950	128,100	615,500

Net cash provided by financing activities	621,950	384,100	615,500

Cash flows from (used in) investing activities
Proceeds from disposition of equipment	-	1,000	-
Purchase of equipment	(12,468)	(11,755)	(96,869)

Net cash used in investing activities	(12,468)	(10,755)	(96,869)

Increase (decrease) in cash and cash equivalents	129,474	(322,609)	(397,750)

Cash and cash equivalents, beginning of year	98,685	421,294	819,044

Cash and cash equivalents, end of year	$228,159	$98,685	$421,294

SEE ACCOMPANYING NOTES

-F6-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

1.

Nature of Operations

The Company has acquired the exclusive world-wide licence to market and distribute certain battery and charger methods and apparatus and is involved in the commercialization of energy and power related component technologies.  The Company changed its name to AccelRate Power Systems Inc. on October 23, 2003.

The Company has not had significant revenues and is still in the process of testing and commercializing its technologies.  The Company is hopeful, but there is no assurance, that the current product development and research will be economically viable.  Those factors create an uncertainty about the Company’s ability to continue as a going concern.  The continued operations of the Company is dependent upon the ability of the Company to obtain necessary financing to complete the development of the technologies and upon future profitable operations.  Management plans to meet its cash needs through the equity financing.  The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

1.

Significant Accounting Policies

(a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries were inactive during the year and have no assets and liabilities.  All inter-company transactions have been eliminated upon consolidation.

(a)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

(b)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

-F7-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies   (continued)

(c)

Demonstration Equipment for Resale

Demonstration equipment for resale is valued at the lower of cost and net realizable value.

(d)

Equipment

Amortization is provided at the following annual rates:

Computer equipment	30% declining-balance basis
Computer software	100% declining-balance basis
Leasehold improvements	20% straight-line basis
Office furniture and equipment	20% declining-balance basis
Research equipment	20% declining-balance basis
Vehicle	30% declining-balance basis

Amortization is provided at half the annual rate in the year of acquisition.

(e)

Revenue Recognition

Revenue from license agreements includes option fees and royalties.  Option fees are recognized as revenue when options are exercised and option fees collected.  Royalties are recognized as revenue in accordance with the terms of the license agreements.

(f)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.  As the Company incurred net losses in fiscal 2003, 2002 and 2001, the stock options and share purchase warrants as disclosed in Note 5 were not included in the computation of loss per share as its inclusion would be anti-dilutive.

-F8-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies   (continued)

(g)

Stock Based Compensation

Effective January 1, 2002, the Company adopted the requirements of the CICA Handbook with respect to stock-based compensation.  Options granted to employees and directors are accounted for using the intrinsic value method where compensation expense is recognized for stock options granted at prices below the market price of the underlying common shares at the date of grant.  Options granted to other than employees and directors are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes Option Pricing Model.

(h)

Long-lived Assets Impairment

Long-term assets are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

(i)

Income Taxes

The liability method of accounting for income taxes is used.  Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

1.

Equipment

	2003
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 28,238	$ 17,476	$ 10,762
Computer software	3,831	3,819	12
Leasehold improvements	34,601	17,320	17,281
Office furniture and equipment	37,883	25,388	12,495
Research equipment	61,419	24,931	36,488
Vehicle	3,000	225	2,775
Total	$	$	$

-F9-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

3.

Equipment (continued)

	2002
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 25,724	$ 13,403	$ 12,321
Computer software	3,807	3,433	374
Leasehold improvements	34,601	10,400	24,201
Office furniture and equipment	37,377	22,328	15,049
Research equipment	54,997	16,612	38,385
Total	$	$	$

	2001
		Accumulated	Net book
	Cost	Amortization	value

Automobile	$ 2,028	$ 304	$ 1,724
Computer equipment	22,036	8,912	13,124
Computer software	3,059	2,705	354
Research equipment	54,997	7,016	47,981
Leasehold improvements	27,281	4,212	23,069
Office furniture and equipment	37,377	18,565	18,812
Total

2.

Term Debt

	2003	2002	2001
$200,000 unsecured convertible loan	$ 200,000	$ 196,505	$ -
$56,000 unsecured convertible loan	56,000	54,704	-
Total	$ 256,000	$ 251,209	$ -

-F10-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

4.

Term Debt (continued)

In 2002, the Company borrowed $200,000 and $56,000 from a director of the Company to be used as the Company’s general working capital. The loans were due in full one year after the date of the advance and interest free before maturity, but bear interest at the rate of 10% per annum from and after the first anniversary of the date of its advance until paid in full.  During the year ended 2003, interest of $9,151 was accrued.

The loans are convertible at the option of the lender in whole or in part into Units of the Company for one year after the loan advance at the price of $0.25 per Unit, with each Unit consists of one common share and one warrant exercisable to purchase one additional common share for $0.30 at any time during the said year.

As a result to the above loans, 1,024,000 common shares have been allotted and reserved for issuance to the lender upon any conversion of the loans into common shares.   An additional 1,024,000 common shares have also been allotted and reserved for issuance to the lender on the exercise of the warrants issuable on the conversion of the loans.

The fair value of the term debt is estimated to approximate $194,175 and $54,369, respectively, based on current prime lending rate. CICA Accounting Recommendations on Financial Instruments has been applied to the above convertible debt instruments which resulted in $5,825 and $1,631, respectively, of equity elements being attributable to the equity instrument.  Accordingly, the Company recorded $7,456 of contributed surplus in 2002.

3.

Share Capital

(a)

Authorized:

50,000,000 common shares without par value.

100,000,000 preferred shares without par value.

-F11-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

5.

Share Capital (continued)

(a)

Issued:

	Shares	Amount
Balance, December 31, 2000	14,566,622	4,898,512
Cancellation of escrow shares	(750,000)	-
Pursuant to exercise of options, ranging from $1.45 to $1.80 per share	49,000	85,750
Pursuant to a private placement at $0.70 per share	821,930	575,350
Balance, December 31, 2001	14,687,552	$5,559,612
Pursuant to a private placement at $0.75 per share	50,000	37,500
Balance, December 31, 2002	14,737,552	5,597,112
Pursuant to a private placement at $0.25 per share	180,000	45,000
Pursuant to a private placement at $0.17 per share	410,000	69,700
Pursuant to a private placement at $0.20 per share	500,000	100,000
Pursuant to a private placement at $0.30 per share	1,329,500	398,850
Pursuant to exercise of stock option at $0.25 per share	100,000	25,000
Pursuant to exercise of warrants at $0.25 per share	50,000	12,500
Pursuant to exercise of warrants at $0.30 per share	60,000	18,000
Balance, December 31, 2003	17,367,052	$6,266,162

(b)

Share purchase warrants outstanding as at December 31, 2003 are as follows:

Number of Warrants	Exercise Price	Expiry Date

120,000	$0.30	March 13, 2004
410,000	$0.25	April 15, 2004
450,000	$0.25	June 19, 2004
1,329,500	$0.35	October 10, 2004
2,309,500

-F12-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

5.

Share Capital (continued)

When shares were issued with warrants attached, the Company applied the residual approach which allocates the proceeds to the common shares up to their fair value and the balance to the attached warrants.  All of the proceeds from the above, if any, private placements have been allocated to the common shares.

1.

Stock Options

In 2003, the Board of Directors approved and granted 820,000 stock options to employees, directors and consultants.  Each option entitles its holder to acquire one common share.  These options are vested over the period from June 18, 2003 to December 17, 2004 and expire over the period from June 17, 2004 to October 10, 2008. In 2003, the Company recorded $41,583 (2002 - $1,712) stock-based compensation and contributed surplus.  The $41,583 includes stock options granted to consultants under the fair value method totalling to $32,221 and to employees and directors under the intrinsic value method where the fair market value of the options at the date of grant is higher than the exercise price totalling to $9,362.

In 2002, the shareholders approved to reduce the exercise price of 339,000 share purchase options held by insiders, employees, directors and consultants who were actively involved in the day-to-day business and affairs of the Company from prices ranging between $0.80 and $3.00 to $0.25.

Also in 2002, 1,335,000 stock options were granted to employees and directors with exercise prices of $0.28 per share.  These options are vested over the period from immediately to February 28, 2003 and expire over 5 years.

-F13-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

6.

Stock Options   (continued)

	2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding as at the beginning of year	1,615,000	$ 0.25	1,637,000	$ 1.38
Expired	(379,000)	$ 0.25	(727,000)	$ 1.79
Forfeited	(400,000)	$ 0.25	(630,000)	$ 1.48
Exercised	(100,000)	$ 0.25	-	$ -
Granted	820,000	$ 0.34	1,335,000	$ 0.28
Options outstanding as at the end of year	1,556,000	$ 0.30	1,615,000	$ 0.25
Options exercisable	939,600	$ 0.25	479,000	$ 0.25

	2003	2002
Weighted average remaining contractual life	3.09 years	3.63 years
Weighted average fair value of options granted	$0.19	$0.16

For disclosure purposes, the fair value of each option granted to non-employees has been estimated as of the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2003	2002
Risk-free interest rate	1.58%	5.5%
Dividend yield	0%	0%
Volatility	76%	99%
Approximate expected lives	3 years	5 years

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

-F14-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

6.

Stock Options   (continued)

The Company applies the intrinsic value method for options granted to employees and directors.  Had compensation cost been determined based on the fair value at the grant dates using the fair value method, the Company’s net loss and loss per share would have been increased to the pro-forma amounts indicated below:

	2003	2002
Net (loss) for the year:
- as reported	$ (549,167)	$ (693,690)
- pro-forma	(745,420)	(877,410)
Basic and diluted (loss) per share:
- as reported	$(0.03)	$(0.05)
- pro-forma	$(0.05)	$(0.06)

2.

Income Taxes

A reconciliation of the statutory tax rate to the effective rate is as follows:

	2003	2002	2001

Statutory income tax rate	(37.6%)	(39.6%)	(45%)
Tax losses not benefited	37.6%	39.6%	45%
Effective tax rate	-	-	-

As at December 31, 2003, the Company has non-capital losses and capital losses of approximately $3,410,000 and $1,080,000, respectively, carried forward for tax purposes and are available to reduce taxable income of future years.  The non-capital losses will expire between in 2004 and 2010 if not utilized.  The capital loss can be carried forward indefinitely.

Future income tax benefits which may arise as a result of those losses have not been recognized in these financial statements as their realization is uncertain.

3.

-F15-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

4.

Related Party Transactions

(a)

The following expenses were accrued to directors and senior officers:

	2003	2002	2001

Accounting and administration fees	$ 35,000	$ 30,700	$ 60,000
Consulting fees	60,000	77,700	75,040
Salary and benefits	26,950	-	-
Total

(b)

See Note 4.

1.

Commitments

The Company has entered into office lease contracts with minimum lease payments for the next three years as follows:

2004		$70,361
2005		48,625
2006		16,600
Total	$

2.

Contingencies

In fiscal year 2001, the Company exercised its right to terminate a license agreement because of non-performance, before its expiry in year 2020, of certain technological rights granted to a company (the “Licensee”) in fiscal year 2000.  In March 2002, the Licensee commenced a legal action against the Company for a claim of $100,000 for unspecified damages, misrepresentation and breach of the license agreement.  In September 2002, the Supreme Court of British Columbia ordered the Licensee to post security for the Company’s costs in the sum of $25,000, payable in two instalments, failing which the action would be stayed until further order.  The Licensee failed to pay the first instalment as required, so the action has been stayed as a result.  Management is of the opinion that the claim is of no merit.

3.

-F16-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

4.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, sundry receivables and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

The Company is not subject to significant interest, currency and credit risks arising from these financial instruments.

5.

Comparative Figures

Certain 2001 and 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

-F17-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

1.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

(a)

The Consolidated Statements of Shareholders’ Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

(b)

Reconciliation of Consolidated Balance Sheet items:

	2003	2002	2001
Total liabilities under Canadian GAAP	$ 337,087	$ 344,184	$134,951
Accretion of liabilities component of convertible debentures (Note 13 d)	(7,456)	(2,665)	-
Equity component of convertible debentures (Note 13 d)	7,456	7,456	-
Total liabilities under US GAAP	$ 337,087	$ 348,975	$ 134,951
Total shareholders’ equity under Canadian GAAP	$ 16,375	$ (100,091)	$ 501,931
Accretion of liabilities component of convertible debentures (Note 13 d)	7,456	2,665	-
Equity component of convertible debentures (Note 13 d)	(7,456)	(7,456)	-
Total shareholders’ equity under US GAAP	$ 16,375	$ (104,882)	$ 501,931

(a)

Reconciliation of Consolidated Statement of Operations Items:

	2003	2002	2001
Loss for the year under Canadian GAAP	$ (549,167)	$ (693,690)	$ (938,605)
Stock-based compensation	(196,253)	(183,720)	(719,327)
Accretion of interest on convertible debentures	4,791	2,665	-
Loss for the year under US GAAP	$ (740,629)	$ (874,745)	$ (1,657,932)
Loss per share – basic and diluted (US GAAP)	$ (0.05)	$ (0.06)	$ (0.12)
Weighted average number of common shares outstanding - basic and diluted (US GAAP)	15,771,275	14,710,703	14,137,121

-F18-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

1.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles   (continued)

(a)

Convertible Debentures

Under U.S. GAAP, the convertible debentures issued during the year are recorded entirely as debt with no portion segregated into an equity component.  Under Canadian GAAP, the convertible debentures issued during the year ended December 31, 2002 have been segregated into their liability and equity components measured at their respective fair values at the date the convertible debentures were issued (Note 4).  Over the term of the convertible debentures the liability component will be accreted to the fair value of the convertible debentures by the recording of additional interest expense.

(a)

Comprehensive Income

Statement of Financial Accounting Standards Board No. 130 requires the reporting of comprehensive income in addition to net earnings.  Comprehensive income include net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.  The Company did not have any other comprehensive income.

(b)

Reconciliation of Consolidated Statement of Cash Flows items is not presented since there is no significant impact on cash flows.

(c)

Financial Instruments

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (“SFAS 133”) was issued in June 1998 by the Statement of Financial Accounting Standards Board.  SFAS 133 establishes new accounting and reporting standards for derivative instruments and for hedging activities.  This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge.  Those methods must be consistent with the entity’s approach to managing risk.  SFAS 133 is effective for all fiscal years beginning after June 15, 2000.  The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.  The adoption of this pronouncement does not have an impact on its consolidated financial statements.

-F19-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles   (continued)

(a)

Stock Based Compensation

The Company adopted the fair value recognition provision of SFAS 123 “Accounting for Stock-Based compensation”.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.

A summary of the Company’s stock options activities is presented below:

		Weighted
		average
		exercise
	Shares	price

Balance, December 31, 2000	1,210,000	$ 1.74

Granted	844,000	$ 1.26
Exercised	(49,000)	$ 1.75
Cancelled/expired	(368,000)	$ 1.62
Balance, December 31, 2001	1,637,000	$ 1.38

Granted	1,335,000	$ 0.28
Cancelled/expired	(727,000)	$ 1.79
Forfeited	(630,000)	$ 1.48
Balance, December 31, 2002	1,615,000	$ 0.25

Granted	820,000	$ 0.34
Exercised	(100,000)	$ 0.25
Cancelled/expired	(379,000)	$ 0.25
Forfeited	(400,000)	$ 0.25
Balance, December 31, 2003	1,556,000	$ 0.30

The options exercisable are:

Balance, December 31, 2001	1,637,000	$ 1.38
Balance, December 31, 2002	479,000	$ 0.25
Balance, December 31, 2003	939,600	$ 0.25

-F20-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles   (continued)

(a)

Stock Based Compensation (continued)

The Company charged $237,836 (2002 - $185,432, 2001 - $719,327) stock-based compensation to operations by applying the fair value method in accordance with SFAS No. 123 with the following weighted average assumptions:

	2003	2002	2001

Risk-free interest rate	1.58%	5.50%	3.00%
Dividend yield	0%	0%	0%
Volatility	76%	99%	137%
Expected lives	3 years	5 years	2 years

Weighted average fair value of options granted	$ 0.19	$ 0.16	$ 0.85
Weighted average remaining contractual life	3.09 years	3.63 years	1.65 years

(b)

New Accounting Pronouncements

In January 2003, the Financial Accounting Standard Board released FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46R does not have an impact on its financial position or results of operations.

-F21-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles   (continued)

(a)

New Accounting Pronouncements (continued)

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 will not have an impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of SFAS No. 150 will not have an impact on the Company’s consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132(R), a revision to SFAS No. 132, “Employers’ Disclosure about Pensions and Other Post-retirement Benefits. SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132(R) will not have an impact on the company’s financial position or results of operations.

-F22-

ACCELRATE POWER SYSTEMS INC.

(formerly Key Capital Group Inc.)

(A development stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles   (continued)

(a)

New Accounting Pronouncements (continued)

In a December 11, 2003 speech, the American Institute of Certified Public Accountants and Securities and Exchange Commission (“SEC”) expressed the opinion that rate-lock commitments represent written put options, and therefore is valued as a liability.  The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004.  Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No. 105. SAB No. 105 clarifies the SEC’s position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The Company has not yet determined the impact on the financial statements of SAB No. 105, which must be implemented for loan commitments entered into on or after April 1, 2004.  The adoption of SAB No. 105 does not have an impact the Company’s consolidated financial statements.

- F23-

ACCELRATE POWER SYSTEMS INC.
(formerly Key Capital Group Inc.)
(A development stage company)

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2003, 2002 and 2001
(Expressed in Canadian Dollars)
						Total share	Total
			Additional	Share		holders'	compre-
	Common shares		paid-in	subscription	(Deficit)	equity	hensive
	Shares	Amount	capital	received	accumulated	(deficit)	(loss)

Balance, December 31, 2000	14,566,622	$-	$6,834,573	$-	$(6,055,137)	$779,436	$(276,426)

Cancellation of escrow shares	(750,000)	-	-	-	-	-

Exercise of stock options, ranging from
$1.45 to $1.80 per share	49,000	-	85,750	-	-	85,750

Private placement at $0.70 per share	821,930	-	575,350	-	-	575,350

Stock-based compensation	-	-	719,327	-	-	719,327

Component of comprehensive income (loss)
- net (loss) for the year	-	-	-	-	(1,657,932)	(1,657,932)	(1,657,932)

Balance, December 31, 2001	14,687,552	-	8,215,000	-	(7,713,069)	501,931	$(1,657,932)

Private placement at $0.75 per share	50,000	-	37,500	-	-	37,500

Stock-based compensation	-	-	185,432	-	-	185,432

Share subscription received	-	-	-	45,000	-	45,000

Component of comprehensive income (loss)
- net (loss) for the year	-	-	-	-	(874,745)	(874,745)	(874,745)

Balance, December 31, 2002	14,737,552	-	8,437,932	45,000	(8,587,814)	(104,882)	$(874,745)

Private placements, ranging from $0.25 to	2,419,500	-	613,550	(45,000)	-	568,550
$0.30 per shares

Exercise of stock options at $0.25 per share	100,000	-	25,000		-	25,000

Exercise of warrants, ranging from $0.25 to	110,000	-	30,500		-	30,500
$0.30 per share

Stock-based compensation	-	-	237,836		-	237,836

Component of comprehensive income (loss)
- net (loss) for the year	-	-	-		(740,629)	(740,629)	(740,629)

Balance, December 31, 2003	17,367,052	$-	$9,344,818	$-	$(9,328,443)	$16,375	$(740,629)

-F24-

ACCELRATE POWER SYSTEMS INC.

Suite 1370 – 1140 West Pender Street

Vancouver, BC

V6E 4G1

Phone: (604) 688-8656

Fax: (604) 688-8654

www.accelrate.com

email reimar@accelrate.com

Consolidated Financial Statements

For the six months ended June 30, 2004

(Unaudited - Prepared by Management)

Index

Consolidated Balance Sheet

Consolidated Statement of Operations and Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

-F25-

AccelRate Power Systems Inc.

Consolidated Balance Sheet
(Unaudited – Prepared by Management)
		June 30	December 31
		2004	2003

ASSETS

Current assets
Cash and cash equivalents		$476,299	$228,159
Sundry receivables		7,685	50,862
Subscriptions receivable		-	2,100
Inventory		24,171	24,171
Prepaid expenses and deposits		33,226	8,357
Total current assets		541,381	313,649

Property and equipment (Note 3)		88,852	79,813

Intangible assets (Note 4)		900,000	-

TOTAL ASSETS		$1,530,233	$393,462

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$90,203	$121,087
Term debt (Note 5)		223,095	256,000

Total liabilities		313,298	377,087

SHAREHOLDERS’ EQUITY

Share capital (Note 6)		7,849,401	6,263,462

Share subscription		-	2,700

Contributed surplus (Note 2, 5 and 7)		239,161	50,751

Deficit		(6,871,627)	(6,300,538)

Total shareholders’ equity		1,224,723	16,375

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$1,530,233	$393,462

Approved by the Directors:	"Reimar Koch"	"Caspar Koch"
	Reimar Koch	Caspar Koch

SEE ACCOMPANYING NOTES

-F26-

AccelRate Power Systems Inc.

Consolidated Statement of Operations and Deficit
(Unaudited – Prepared by Management)
	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2004	2003	2004	2003

Sales revenue	$6,300	$-	$6,300	$-

Administrative expenses
Accounting and administration fees	5,449	4,793	10,939	6,464
Advertising and promotions	2,407	-	11,588	-
Amortization	5,610	5,025	10,860	10,050
Audit fees	12,500	8,300	12,500	8,300
Automobile and travel	17,655	4,711	21,393	9,086
Consulting fees	75,367	30,000	107,647	60,000
Legal	8,072	3,955	24,076	5,109
Listing and filing fees	9,251	12,450	18,773	17,865
Office and miscellaneous	31,780	4,861	56,208	10,304
Rent and utilities	14,540	16,956	30,955	33,379
Research and development	-	18,971	-	23,399
Salaries and benefits	47,610	1,185	94,250	1,762
Stock based compensation	51,388	-	113,721	-
Telephone	2,852	1,653	5,296	3,362

	284,481	112,859	518,206	189,081

Loss for the period	(278,181)	(112,859)	(511,906)	(189,081)

Deficit, beginning of period	(6,593,446)	(5,827,602)	(6,300,538)	(5,751,371)

Cumulative effect of a change in an accounting policy (Note 2)	-	-	(59,184)	-

Deficit, end of period	$(6,871,627)	$(5,940,452)	$(6,871,627)	$(5,940,452)

Loss per share
- basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.01)

Weighted average number of
common shares outstanding
- basic and diluted	20,972,788	15,320,049	19,639,272	15,048,491

SEE ACCOMPANYING NOTES

-F27-

AccelRate Power Systems Inc.

Consolidated Statement of Cash Flows
(Unaudited - See Notice to Reader)
	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
June 30		June 30	June 30	June 30
	2004	2003	2004	2003

Cash flows from (used in)
operating activities
Loss for the period	$(278,181)	$(112,859)	$(511,906)	$(189,081)
Adjustment for item not involving cash:
- amortization	5,610	5,025	10,860	10,050
- interest expense on convertible debenture	1,819	-	3,640	-
- stock-based compensation	51,388	-	113,721	-

	(219,364)	(107,833)	(383,685)	(179,031)
Change in non-cash working capital items:
- sundry receivable	23,883	(5,168)	43,177	(10,077)
- subscriptions receivable	-	-	2,100	-
- prepaid expenses	(16,395)	1,509	(24,869)	(1,313)
- accounts payable and accrued liabilities	(14,714)	20,776	(30,884)	18,238

	(226,590)	17,117	(394,161)	(172,183)

Cash flows from financing activities
Issuance of shares for cash	626,200	169,700	664,900	214,700
Proceeds (redemption) from share subscription and issuance	-	(69,700)	(2,700)	(45,000)

	626,200	100,000	662,200	169,700

Cash flows used in investing activities
Purchase of equipment	(18,041)	-	(19,899)	(5,327)

Change in cash and cash equivalents	381,569	9,283	248,140	(7,520)

Cash and cash equivalents,
beginning of period	94,730	81,882	228,159	98,685

Cash and cash equivalents,
end of period	$476,299	$91,166	$476,299	$91,166

SEE ACCOMPANYING NOTES

-F28-

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months Ended June 30, 2004

(Unaudited – Prepared by Management)

1.

Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003. In management’s opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.

Change in Accounting Policies

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook section on Stock-based compensation and other stock-based payments. This section has been amended such that the Company is required to expense, over the vesting period, the fair value of the options at the date of grant.  As permitted by this amendment, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.  As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $59,184 relating to options granted since January 1, 2003.  The total amount of option expense recorded for the six months period ended June 30, 2004 was $113,721 and $51,388 for the three months ended June 30, 2004.  $172,905 was credited to contributed surplus. Prior to January 1, 2003, no compensation expense was recognized when options were issued to employees or directors but the Company provided pro-forma information as if the fair value-based method had been applied.

1.

Property and Equipment

	June 30, 2004
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 32,157	$ 19,212	$ 12,945
Computer software	3,990	3,844	146
Leasehold improvements	34,601	20,780	13,821
Office furniture and equipment	39,369	26,711	12,658
Research equipment	75,755	28,847	46,908
Vehicle	3,000	626	2,374
Totals	$ 188,172	$ 100,020	$ 88,852

-F29-

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months Ended June 30, 2004

(Unaudited – Prepared by Management)

1.

Property and Equipment  (continued)

	December 31, 2003
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 28,238	$ 17,476	$ 10,762
Computer software	3,831	3,819	12
Leasehold improvements	34,601	17,320	17,281
Office furniture and equipment	37,883	25,388	12,495
Research equipment	61,419	24,931	36,488
Vehicle	3,000	225	2,775
Totals	$168,972	$ 89,159	$ 79,813

1.

Intangible Asset

In the first quarter of 2004, the Company signed a purchase agreement to acquire the following: a 100-per-cent interest in a patent entitled “Sequential pulse method for fast battery charging”, all technology related thereto and 50% of any net profits earned by the Company from the technology for three million common shares at a deemed price of $0.30 per share for a total of $900,000.  The three million common shares issued are subject to a TSX escrow restriction whereby 500,000 shares were released on closing and 500,000 shares will be released each six months thereafter until 30 months after closing.

2.

Term Debt

In the first quarter of 2004, the Company renewed the loans from an officer and director of the Company with the new repayment term and conversion feature to March 31, 2008.  The loans bear interest at the rate of 10% per annum until paid in full.  Upon the renewal of term debt, the amount is allocated between liability and equity components of the term debt.  The Company applied the residual approach which $219,456 and $36,544 were recorded as the liability and equity component, respectively.  The liability component represents the present value of term debt discounted using the interest rate that would have been applicable to non-convertible debt.  Over the term of the term debt the liability and the interest components are accredited to their face value.

-F30-

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months Ended June 30, 2004

(Unaudited – Prepared by Management)

1.

Term Debt  (continued)

The loans are convertible at the option of the lender into units at $0.45 per unit until March 31, 2005, and thereafter at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.  Each unit consists of one common share and one warrant exercisable to purchase one additional common share until the earlier of March 31, 2008, and the second anniversary of the conversion date and the exercise prices of the warrants will match the loan conversion prices. As of June 30, 2004, interest of $3,639 was accredited to the term debt and $12,730 was accrued.  The accrued and unpaid interest will be convertible into shares at the closing price of the Company’s shares on the TSX Venture Exchange on the day immediately preceding the conversion date.

As a result to the above loan, 568,889 common shares of the Company are issuable to the lender upon any conversion of the loan into common shares of the Company.   An additional 568,889 common shares of the Company are also issuable to the lender on the exercise of the warrants on the conversion of the loan.

3.

Share Capital

(a)

Authorized:

50,000,000 common shares without par value.

100,000,000 preferred shares without par value.

(b)

Issued:

	Shares	Amount
Balance, December 31, 2002	14,737,552	$5,597,112
Pursuant to private placements from $0.17 to $0.30 per share	2,419,500	613,550
Pursuant to exercise of stock option at $0.25 per share	100,000	25,000
Pursuant to exercise of warrants at $0.25 to $0.30 per share	110,000	30,500
Balance, December 31, 2003	17,367,052	6,266,162
Pursuant to exercise of warrants at $0.20 to $0.35 per share	1,217,000	313,450
Pursuant to exercise of options at $0.25 to $0.42 per share, including $21,039 contributed surplus attributed to stock-based compensation recognized	585,000	169,789
Purchase patent of technology at $0.30 per share	3,000,000	900,000
Pursuant to a private placement at $1.25 per share	160,000	200,000
Balance, June 30, 2004	22,329,052	$7,849,401

(c)

-F31-

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months Ended June 30, 2004

(Unaudited – Prepared by Management)

1.

Share Capital  (continued)

(d)

Share purchase warrants outstanding as at June 30, 2004 are as follows:

Number of Warrants	Exercise Price	Expiry Date

1,092,500	$0.35	October 10, 2004
400,000	$0.30	February 23, 2005
160,000	$1.35	May 15, 2005
1,652,500

(e)

The Company issued 3,000,000 common shares subject to an escrow agreement to an officer of the Company.  The shares may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities having jurisdiction.  As at June 30, 2004, 500,000 shares have been released from escrow.

1.

Stock Options

A summary of the status of options granted by the Company is as follows:

	June 30, 2004
	Shares	Weighted Average Exercise Price
Options outstanding as at December 31, 2003	1,556,000	$0.25
Granted	415,000	$0.55
Exercised	(585,000)	$0.25
Options outstanding as at June 30, 2004	1,386,000	$0.39
Options exercisable as at June 30, 2004	1,068,900	$0.34

		2004
Weighted average remaining contractual life		2.20 years
Weighted average fair value of options granted		$0.31

During the six months ended June 30, 2004, the Company granted 415,000 stock options exercisable at a weighted average exercise price of $0.55 for a period of two years to directors, employees and consultants of the Company.

The Company used the Black-Scholes Option Pricing Model to determine the fair value of the options with the following assumptions: risk-free interest rate ranging from 2% to 3%, share price volatility ranging from 62% to 92%, no dividend yield and expected life of approximately 2 years.

-F32-

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months Ended June 30, 2004

(Unaudited – Prepared by Management)

1.

Stock Options  (continued)

Had the fair value based method of accounting for stock-based compensation been used for options granted in 2002, the Company’s net loss and net loss per share for the periods ended June 30, 2004 and 2003 would have reflected the pro-forma amounts indicated below:

	June 30, 2004	June 30, 2003
Net (loss) for the period:
- as reported	$ (511,906)	$ (189,081)
- pro-forma	$ (586,751)	$ (349,448)
Basic and diluted (loss) per share:
- as reported	$ (0.03)	$ (0.01)
- pro-forma	$ (0.03)	$ (0.02)

The weighted-average fair value of the option granted during the period ended June 30, 2003 was $0.19 using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 4.0%, dividend yield 0%, volatility of 86% and expected lives of approximately 3.25 years.

The following table sets forth the continuity of contributed surplus for the six months period ended June 30, 2004:

Opening balance, December 31, 2003	$ 50,751
Fair value of options issued due to change in accounting policy	59,184
Equity component of the term debt	36,544
Fair value of options issued	62,333
Balance, March 31, 2004	208,812
Fair value of options issued	51,388
Options exercised	(21,039)
Balance, June 30 2004	$ 239,161

1.

-F33-

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months Ended June 30, 2004

(Unaudited – Prepared by Management)

2.

Related Party Transactions

(a)

The following expenses were accrued to a director, a senior officer and a former senior officer:

	June 30	December 31
	2004	2003

Accounting and administration fees	$ -	$ 35,000
Consulting fees	42,000	60,000
Salary and benefits	46,200	26,950
Totals	$ 88,200	$121,950

(b)

See Note 5 for particulars of the two convertible loans advanced by an officer and director of the Company.